UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number 1-10936

Orbital Corporation Limited

(Translation of registrant’s name into English)

4 Whipple Street Balcatta WA 6021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒.            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Note: Regulation S-T Rule 10l(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

ABN 32 009 344 058

ANNUAL REPORT

30 JUNE 2012

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2012

The Directors present their report together with the financial report of Orbital Corporation Limited (the Company or Orbital) and of the Group, being the Company, its subsidiaries and the Group’s interest in its associate for the year ended 30 June 2012 and the auditors’ report thereon.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2012

1.	DIRECTORS

The Directors of the Company at any time during or since the end of the financial year are:

Mr William Peter Day, LLB (Hons), MBA, FCPA, FCA, FAICD

Chairman, Independent Non-Executive Director

Joined the Board and appointed Chairman in August 2007. Mr Day retired as Chief Financial Officer of the global packaging group Amcor in 2007. He has a diversified background in finance and general management in mining, manufacturing, food and financial services industries.

He has held senior executive and director positions with Bonlac Foods, Rio Tinto, CRA and Comalco including Chief Financial Officer at Commonwealth Aluminum Corporation (USA) and Managing Director, CRA Business Services in Australia. He is a former Chairman of the Australian Accounting Standards Board, and was Deputy Chairman of the Australian Securities & Investments Commission.

Mr Day is a member of the Company’s Audit Committee and the Company’s Human Resources, Remuneration and Nomination Committee.

Mr Day is a non-executive director of Ansell Limited (appointed 20 August 2007), SAI Global Limited (appointed 15 August 2008) and Centro Retail Australia Limited (appointed 01 October 2009). He is also involved in a number of public interest activities.

Mr Terry Dewayne Stinson, BBA (magna cum laude), FAICD

Managing Director and Chief Executive Officer

Joined the Board and appointed Chief Executive Officer in June 2008. Mr Stinson has been a senior executive with Siemens, Europe’s largest engineering conglomerate, with direct responsibility for sales in excess of US$300 million per annum in their Gasoline Systems, Fuel Systems and Fuel Components operations in the United States, Germany, Italy, China and support in many others. Mr Stinson has also served as a representative Director for Siemens on the Synerject Board.

Prior to that, he held the position of VP Manufacturing for Outboard Marine Corporation, a privately held US$1 billion multinational outboard marine propulsion and boat company, was CEO of Synerject LLC and held various executive positions with Mercury Marine in R&D, engineering, manufacturing and others.

Mr Stinson was appointed a Member of the Australian Industry Innovation Council (AIIC) in 2009, is a member of the Sustainable Energy Association, is Chairman of Sprint Gas (Aust) Pty Ltd and a Non-executive Board Member of Australia Liquid Petroleum Gas Association (ALPGA).

Dr Mervyn Thomas Jones, B.E(Hons), Ph.D, DipBusStuds, CEng (UK), FIChemE (UK), FAICD, MIoD (NZ)

Independent Non-Executive Director

Joined the Board in March 2008. Dr Jones has more than 40 years experience as a consulting engineer and as a senior executive. He has specific expertise in the development and management of organic business growth in the Asia Pacific region, as well as acquisition experience in both Australia and China.

Dr Jones chairs the Company’s Audit Committee (since 28 February 2011) and is also a member of the Company’s Human Resources, Remuneration and Nomination Committee (Chairman until 28 February 2011).

Dr Vijoleta Braach-Maksvytis, BSc (Hons), Ph.D, MAICD

Independent Non-Executive Director

Joined the Board in March 2008. Dr Braach-Maksvytis is an innovation strategist with more than 20 years experience in organisational change, formation of cross-sectoral and global partnerships, the commercialisation of technology, and intellectual property strategy. Previous roles include Head of the Office of the Chief Scientist of Australia, Science Executive and Director Global Development for CSIRO, and most recently, Deputy Vice Chancellor Innovation and Development at the University of Melbourne, and is currently an advisor in the area of social innovation.

Dr Braach-Maksvytis pioneered nanotechnology in Australia and holds over 20 patents in the field. Dr Braach-Maksvytis was a Member of the Australian Federal Government’s Green Car Innovation Fund Committee and on the advisory board of the Intellectual Property Research Institute of Australia, and is a member of a number of other public interest boards.

Dr Braach-Maksvytis chairs the Company’s Human Resources, Remuneration and Nomination Committee (since 28 February 2011) and is also a member of the Company’s Audit Committee.

Dr Braach-Maksvytis is also a non-executive director of AWE Limited (appointed 7 October 2010).

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2012

2.	COMPANY SECRETARY

Mr Ian G Veitch, B.Bus, GradDipACG, ACA, ACIS, ACSA. Mr Veitch joined Orbital in 2006 and was appointed to the position of Company Secretary on 1 July 2009. He has over 18 years experience in company secretarial, corporate and financial accounting roles. Mr Veitch holds a Bachelor of Business degree and is a Chartered Accountant and Chartered Secretary. Mr Veitch is a Member of the Institute of Chartered Accountants in Australia, a Member of the Institute of Chartered Secretaries and Administrators, and an Associate of Chartered Secretaries Australia.

3.	PRINCIPAL ACTIVITIES

Orbital imports, manufactures and assembles an automotive LPG fuel system for Ford Australia’s EcoLPi Falcon range of vehicles and also imports, assembles and distributes an extensive range of LPG systems for aftermarket LPG installers and mechanical workshops around Australia.

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for applications in motorcycles, marine and recreational vehicles, automobiles, trucks, and most recently in small unmanned aircraft systems (SUAS).

There were no significant changes in the nature of the activities of the Group during the year, albeit that the proportion of total revenue provided by system sales has increased significantly.

4.	CONSOLIDATED RESULT

The consolidated loss after income tax for the year attributable to the members of Orbital was $3,053,202 (2011:$1,763,084 profit)

5.	DIRECTORS’ MEETINGS

The number of Directors’ meetings (including meetings of the committees of Directors) and the number of meetings attended by each of the Directors of the Company during the financial year are shown below.

Director	Directors’ Meetings		Audit Committee Meetings		Human Resources, Remuneration & Nomination Committee Meetings
	No. of meetings attended	No. of meetings held*	No. of meetings attended	No. of meetings held*	No. of meetings attended	No. of meetings held*
W P Day	13	13	4	4	1	1
T D Stinson	12	13	—	—	—	—
M T Jones	13	13	4	4	1	1
V Braach-Maksvytis	13	13	4	4	1	1

*	number of meetings held during the time the director held office during the year.

6.	DIRECTORS’ INTERESTS

The relevant interest of each Director in the share capital of the Company shown in the Register of Directors’ Shareholdings as at the date of this report is as follows: -

Director	Ordinary Shares	ELTSP Rights	Performance Rights
W P Day	10,000	—	—
T D Stinson	392,690	1,960,000	1,150,000
M T Jones	18,000	—	—
V Braach-Maksvytis	—	—	—

	420,690	1,960,000	1,150,000

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2012

7.	OPERATING AND FINANCIAL REVIEW

Total revenue and loss after tax for the year ended 30 June 2012 was $22,361,000 and $3,053,000 respectively (2011: total revenue $16,638,000 and profit after tax of $1,763,000) as shown below:-.

			June 2012 $’000	June 2011 $’000
System Sales
- Segment revenue			14,020	5,847
- Segment result			380	(757)

Consulting Services
- Segment revenue			7,131	9,492
- Segment result			(2,259)	161

Royalties & licences
- Segment revenue			967	1,081
- Segment result			463	610

Total Revenue			22,118	16,420
Total Segment result			(1,416)	14

Synerject

	June 2012	June 2011
	US$’000	US$’000
- Revenue (100%)(1)	127,548	121,673

- Equity accounted profit			3,480	3,233
Unallocated other income			545	959
Unallocated other expenses			(4,470)	(2,809)
Foreign exchange gain			120	79
Finance costs (net)			(449)	(353)
Research and development			(954)	(1,158)
Business development costs*			—	(205)
Gain on sale of property*			—	4,237
Write-off capitalised development costs*			—	(1,065)
Provision for slow moving inventory*			—	(942)
Terminations costs*			(113)	(417)

Profit/(loss) before tax			(3,257)	1,573
Taxation			204	190

Profit/(loss) after tax			(3,053)	1,763

Underlying profit/(loss) (excluding items highlighted*)			(2,940)	155

(1)	As reported by Synerject LLC.

The non-IFRS information above has not been audited, but has been extracted from Orbital’s annual financial report which has been audited by the external auditors. This information has been presented to assist in making appropriate comparisons with prior periods and to assess the operating performance of the business.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2012

7.	OPERATING AND FINANCIAL REVIEW (continued)

Detailed comments on Orbital’s four business streams are as follows:

System Sales

	June 2012	June 2011
	$’000	$’000
Segment revenue	14,020	5,847
Segment result before impairment	380	(757)

Write-off of capitalised development costs	—	(1,065)
Provision for slow moving inventory	—	(942)

Segment result	380	(2,764)

Development and supply of engine management systems, engines and engine parts is the cornerstone of Orbital’s growth strategy. This will initially supplement and eventually replace Orbital’s traditional revenue streams of engineering consulting services and royalties.

Growth to date has been underpinned by demand for alternative fuel systems. The demand overseas for alternative fuels is growing rapidly with increasing infrastructure installation and investment being made in both USA and Europe. The drivers are threefold; reduced greenhouse gas emissions, reduced fuel cost to the vehicle operator and fuel security.

Orbital’s initiatives in the alternative fuels market are in several key areas: Liquid LPG systems, LPG system aftermarket distribution and the development of Dual Fuel LNG (Liquid Natural Gas) for heavy duty transport.

Revenues for the year were $14,020,000, a 140% increase on the previous year, reflecting the release of Ford Australia’s EcoLPi vehicles during the financial year and a full year’s trading (post acquisition) from Sprint Gas Australia. Contribution to the group improved from a loss of $2,764,000 last year to a $380,000 profit this year.

Orbital Autogas Systems (OAS) developed, and is the supplier to Ford Australia of Liquid LPG systems for the Ford EcoLPi Falcon range of passenger cars and utilities. The Ford EcoLPi Falcon offers performance of a big family car with fuel running cost better than many mid/small sized cars. In November 2011, the EcoLPi Falcon was awarded “Best Large Car Under $60,000” by the peak motoring body the Australian Automobile Association in conjunction with the seven major state and territory motorists’ clubs.

Sprint Gas Australia (SGA) is a major nationwide distributor of LPG systems for the aftermarket. SGA offers a wide range of systems from the older generation “vapouriser” systems through to sequential injection systems and the Orbital Liquid LPG systems.

Despite the very subdued LPG systems market at present, both OAS and SGA are managing their business to the market demand, and in general, increasing market share. Orbital is well positioned for any upturn in the LPG market as it is becoming, through OAS and SGA, a major player in the Australian LPG system supply market.

A key product developed this year by Orbital Consulting Services was the Unmanned Aircraft Systems (UAS) engine supplied to AAI, a Textron Inc (NYSE: TXT) company, in USA for use in their Aerosonde® 4.7 Unmanned Aerial Vehicle (UAV). The engine uses Orbital’s FlexDITM technology enabling spark ignition of military specification kerosene fuels and has been designed to be a lightweight and compact package which enables the end-user increased payload and/or range opportunities. The “One-Fuel” policy being adopted by the military for both safety and ease of logistics replaces the use of conventional petrol (or gasoline) fuels used in the past for this application. Orbital has been contracted to supply engines up to a value of approximately $4,700,000 throughout 2012. Dedicated facilities have been commissioned at Orbital’s Perth facility to support this program and supply commenced in August 2012. It is expected that this initial product will lead to an expansion of supply and services in this field, including engine supply, engine management systems (EMS) supply, and engine refurbishment, along with further engine design and development opportunities.

Orbital, in conjunction with Toll Resources Group, has continued a fleet test utilising Orbital’s LNG system with Toll’s heavy duty trucks plying long haul routes in Western Australia. In addition to achieving up to 80% substitution of diesel with LNG (on an energy basis) offering the end user significant fuel cost savings, the Orbital system, due to advanced EMS features, enables full power capability. Whist further development, validation and commercialisation is required to complete this system there is growth potential for LNG systems as a product suitable for an expanded engine range.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2012

7.	OPERATING AND FINANCIAL REVIEW (continued)

Synerject

	June 2012	June 2011
	US$’000	US$’000
Revenue (100%)	127,548	121,673
Profit after tax (100%)	8,045	7,315
Operating cash flow, after capex (100%)	3,242	8,517

	A$’000	A$’000
Orbital equity accounted share	3,480	3,233

Equity accounted investment in Synerject	13,696	11,406

Synerject, Orbital’s 42:58% Partnership with Continental AG, is a key supplier of EMS to the non-automotive market. Original equipment products using Synerject’s engine management systems range from the high performance motorcycle/recreational vehicles to the high volume scooter and small engine applications. Application centres in Asia, Europe and the United States provide on-site support of customer development and production programs.

Synerject continues to develop new products and new markets to expand on their product offering beyond their original markets of EMS for recreational marine product and scooters. Synerject’s markets today include a range of EMS for top end motorcycles, ATV’s (All Terrain Vehicles), snowmobiles, marine outboard engines and scooters through to systems specifically designed for small engines such as those used in the Lawn and Garden market. Synerject is expanding its presence in India and other countries where there is an increasing demand for EMS in the low end motorcycle/scooters products which are a major part of these countries’ transport structure.

Synerject’s market and product expansion has enabled Synerject to achieve revenue growth consistently over the last 4 years despite the severe contractions in the recreational market during and following the global financial crisis. Whilst the recreational market has somewhat improved, it is still being influenced by the current financial situation in the key USA and European markets, highlighting the success and importance of Synerject’s expanded/diversified product strategy.

Tight cost control and careful investment by management has resulted in continually improved profit after tax during this period.

Increased revenue and tight cost control has resulted in a record profit after tax of US$8,045,000 (A$7,847,000) for Synerject an improvement of 10% over the previous corresponding period.

Synerject generated US$3,242,000 positive cash flow and paid dividends to shareholders (Orbital share A$1,544,000). At 30 June 2012, Synerject held cash of US$4,271,000 and borrowings of US$2,654,000 (June 2011: net cash of US$2,291,000).

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2012

7.	OPERATING AND FINANCIAL REVIEW (continued)

Consulting Services

	June 2012	June 2011
	$’000	$’000
Segment revenue	7,131	9,492
Segment result	(2,259)	161

Orbital Consulting Services (OCS) provides engineering consulting services in engine design, development and supply of combustion systems, fuel and engine management systems, along with engine and vehicle testing and certification. Orbital provides fuel economy and emission solutions to a wide variety of engine and vehicle applications, from 150 tonne trucks through to small industrial engines.

OCS revenue for the year was $7,131,000 down 25% compared to last year. As anticipated and noted in February 2012 the strong Australian dollar and reduced customer demand severely impacted consulting work awarded by OCS’s traditional European, USA and Asian customers in the 2nd half year.

During this period the OCS group controlled costs and key resources were redeployed on continuing R&D projects, and to ensure that Orbital’s prospective UAS business was secured.

In addition to supporting the development of the UAS engine for AAI, OCS is testing a Dual Fuel LNG substitution system currently being supplied at low volume to support an expanded fleet trial underway with Toll Resource Group. The system has accumulated approximately 2 million kilometres. As previously noted, there is a growing interest in this system, however further development and commercialisation is required to achieve a mature production ready system.

Efforts to offer services and products to the mining/resource industry in Western Australia are starting to show results with potential new work programs under discussion. Orbital’s Perth based facility is ideally located to provide support services to this industry, and to act as a base for LNG system conversions and large engine overhaul.

Throughout the year, Orbital’s engineering group have provided research and development support across the Orbital group. This is a key service made available to the group, ranging from technical support of existing products and customers through to analysis and design of potential future product offerings.

At 30 June 2012, the OCS order book stood at approximately $1,000,000 (30 June 2011 $3,900,000).

Royalties and Licences

	June 2012	June 2011
	$’000	$’000
Segment revenue	967	1,081
Segment result	463	610

Orbital earns royalties from product using its FlexDITM systems and technology. The royalty bearing products today are in the marine and the scooter/motorcycle markets.

FlexDITM product volumes reduced marginally compared to the same period last year. This, together with the strong Australian Dollar, has resulted in an 11% reduction in revenue for the year.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2012

7.	OPERATING AND FINANCIAL REVIEW (continued)

Other

Unallocated other expenses increased by $1,661,000 to $4,470,000. Occupancy expenses increased by $340,000 due to the sale and leaseback of the engineering facility in Perth, a bad debt was written off ($429,000), $391,000 was provided for surplus lease space and in the prior corresponding period a bonus provision was reversed resulting in a credit to the income statement of $407,000.

Cash Flow

	June 2012	June 2011
	$’000	$’000
Operating cash flow	(4,245)	(1,792)
Synerject dividend	1,544	1,208

	(2,701)	(584)
Sale of Balcatta property	—	8,557
Acquisition of Sprint Gas	—	(1,780)
Other Capex and Development costs (net)	(647)	(1,074)
Financing cash flow	1,642	(1,848)

Movement in Cash/Term Deposits	(1,706)	3,271

Cash and term deposits	5,170	6,874

Bank Loan	2,500	648

Net	2,670	6,226

Net cash used in operations (including the Synerject dividend of $1,544,000) was $2,701,000 (2011: $584,000) reflecting the decreased consulting revenue in the 2nd half year. Notwithstanding the 35% increase in revenue and despite $1,137,000 increase in inventory, total working capital was managed tightly generating $379,000. Operating cash flow in the 2nd half year was positive ($323,000) as the business reacted to the tough operating conditions.

During the year $1,852,000 was drawn from a loan facility and at 30 June 2012 Orbital had cash (including short term deposits) of $5,170,000 and borrowings of $2,500,000.

Outlook

It is anticipated that the system supply business will provide further revenue growth in the year ending 30 June 2013. UAS engine supply to AAI commenced in August 2012 and although EcoLPi volumes are below original expectations, OAS will support a full year supply to Ford. The LPG aftermarket continues to be extremely soft; however synergies between OAS and Sprint Gas will provide improved product distribution channels and business efficiencies.

Synerject continues to grow and it is anticipated that this growth will provide another improved result next financial year. Synerject is expected to continue to generate cash and pay regular dividends.

As noted above, the OCS international business is affected by the strong Australian dollar. The international and domestic OCS markets are weak and as a result the order book continues to be lower than historical levels. It is anticipated that OCS revenue will be lower than previous years and this business will generate a loss next year. The OCS division will however continue to focus on generating new product supply opportunities particularly in the prospective UAS market and other applications utilising FlexDITM technology.

Orbital will continue to concentrate on cash management and manage costs appropriately to minimise overheads while protecting resources for future growth. Despite the expected outlook for the OCS business, Orbital’s strategic switch to a system supply business is delivering growth and diversification. Orbital is targeting a return to profits in the financial year ending 30 June 2013.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2012

8.	DIVIDENDS

No dividend has been paid or proposed in respect of the current financial year.

9.	STATE OF AFFAIRS

There were no other significant changes in the state of affairs of the Group during the financial year, other than as reported elsewhere in the financial statements.

10.	EVENTS SUBSEQUENT TO BALANCE DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the directors of the Company, to affect significantly the operations of the Group, the results of those operations, or the state of affairs of the Group, in future years.

11.	LIKELY DEVELOPMENTS AND EXPECTED RESULTS

Information as to the likely developments in the operations of the Group is set out in the review of operations above. Further information as to the likely developments in the operations of the Group and the expected results of those operations in subsequent financial years has not been included in this report because to include such information would be likely to result in unreasonable prejudice to the Group.

12.	SHARE OPTIONS

The Company has no unissued shares under option at the date of this report.

13.	INDEMNIFICATION AND INSURANCE OF OFFICERS

To the extent permitted by law, the Company indemnifies every officer of the Company against any liability incurred by that person:

(a)	in his or her capacity as an officer of the Company; and

(b)	to a person other than the Company or a related body corporate of the Company unless the liability arises out of conduct on the part of the officer which involves a lack of good faith.

During the year the Company paid a premium in respect of a contract insuring all Directors, Officers and employees of the Company (and/or any subsidiary companies of which it holds greater than 50% of the voting shares) against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The Directors have not included details of the nature of the liabilities covered or the amount of the premium paid in respect of the insurance contract as disclosure is prohibited under the terms of the contract.

14.	NON-AUDIT SERVICES

During the year Ernst & Young, the Company’s auditor, has performed certain other services in addition to their statutory duties.

The Board has considered the non-audit services provided during the year by the auditor and in accordance with advice provided by resolution of the Audit Committee is satisfied that the provision of those non-audit services by the auditor during the year is compatible with, and did not compromise, the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•

all non-audit services were subject to the corporate governance procedures adopted by the Company and have been reviewed by the Audit Committee to ensure that they do not impact the integrity and objectivity of the auditor;

•

the non-audit services do not undermine the general principles relating to auditor independence as set out in Professional Statement F1 Professional Independence, as they did not involve reviewing or auditing the auditor’s own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.

Details of the amounts paid to the auditor of the Company, Ernst & Young, and its related practices for audit and non-audit services provided during the year are shown in note 42 to the financial statements.

15.	ROUNDING OFF

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ Report have been rounded off to the nearest thousand dollars unless otherwise indicated.

DIRECTORS’ REPORT FOR THE YEAR ENDED 30 JUNE 2012

16.	LEAD AUDITOR’S INDEPENDENCE DECLARATION UNDER SECTION 307C OF THE CORPORATIONS ACT 2001

The directors received the following declaration from the auditor of Orbital Corporation Limited.

Auditor’s Independence Declaration to the Directors of Orbital Corporation Limited

In relation to our audit of the consolidated financial report of Orbital Corporation Limited and its controlled entities for the financial year ended 30 June 2012, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

G Lotter

Partner

Perth

21 September 2012

DIRECTORS’ REPORT

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2012

17.	REMUNERATION REPORT - AUDITED

Principles of compensation

This Remuneration Report for the year ended 30 June 2012 outlines the director and executive remuneration arrangements of the Company and the Group in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this report Key Management Personnel (KMP) are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Company and the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company, and the senior executives of the Group and Company.

The remuneration report is presented under the following sections:

17.1.	Individual key management personnel disclosures
17.2.	Remuneration at a glance
17.3.	Remuneration governance
17.4.	Non-executive director remuneration arrangements
17.5.	Executive remuneration arrangements
17.6.	Company performance and the link to remuneration
17.7.	Executive contractual arrangements
17.8.	Directors and executive officers’ remuneration - company and group
17.9.	Equity instruments

17.1.	INDIVIDUAL KEY MANAGEMENT PERSONNEL DISCLOSURES

Details of KMP of the Group are set out below.

Key management personnel

(i) Directors

W Peter Day Chairman (Non-executive)

Mervyn T Jones (Non-executive)

Vijoleta Braach-Maksvytis (Non-executive)

Terry D Stinson (Executive)

(ii) Executives

Keith A Halliwell - Chief Financial Officer

Geoff P Cathcart - Director, Consulting Services & Engineering

17.2.	REMUNERATION AT A GLANCE

Orbital’s remuneration strategy is designed to attract, motivate and retain employees and non-executive directors by identifying and rewarding high performers and recognising the contribution of each employee to the growth and success of the Group.

Members of the KMP may receive a discretionary bonus (short-term incentive (STI)) approved by the Board as reward for exceptional performance in a specific matter of importance. No STI amounts were paid or became payable during the 2012 financial year.

Members of KMP may receive a medium-term incentive (MTI) bonus based on targets for 1) Profit after tax, 2) Operating Cash Flow, and 3) Pro-rata Consolidated Sales. During the 2012 financial year, the performance hurdles for the MTI were not met and no MTIs were paid or became payable.

Long-term incentive (LTI) awards consisting of shares that vest based on attainment of pre-determined performance goals are awarded to selected executives. For the 2012 financial year, the Company used relative total shareholder return and earnings per share as the performance measures for the share awards. During the 2012 financial year, the performance hurdles for the 2009 grant of shares were not met and no shares vested.

The remuneration of non-executive directors of the Company consists only of directors’ fees and committee fees. Director fees and committee fees were reviewed and adjusted during the year.

Remuneration strategy

Orbital’s remuneration strategy is designed to attract, motivate and retain employees and non-executive directors by identifying and rewarding high performers and recognising the contribution of each employee to the continued growth and success of the Group.

To this end, key objectives of the Company’s reward framework are to ensure that remuneration practices:

•	Are aligned to the Group’s business strategy;

•	Offer competitive remuneration benchmarked against the external market;

•	Provide strong linkage between individual and Group performance and rewards; and

•	Align the interests of executives with shareholders through measuring total shareholder return (TSR) and earnings per share (EPS).

DIRECTORS’ REPORT

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2012

17.3.	REMUNERATION GOVERNANCE

Human Resources, Remuneration and Nomination Committee

The Human Resources, Remuneration and Nomination Committee reviews and makes recommendations to the Board on remuneration packages and policies applicable to directors, secretary and senior executives of the Company.

Data is obtained from independent surveys to ensure that compensation throughout the Group is set at market rates having regard to experience and performance. In this regard, formal performance appraisals are conducted at least annually for all employees. Compensation packages may include a mix of fixed compensation, performance-based compensation and equity-based compensation.

The Human Resources, Remuneration and Nomination Committee comprises three independent non-executive directors. Further information on the committee’s role, responsibilities and membership can be seen at www.orbitalcorp.com.au.

Remuneration approval process

The Board approves the remuneration arrangements of the CEO and executives and all awards made under the long-term incentive (LTI) plan, following recommendations from the Human Resources, Remuneration and Nomination Committee. The Board also sets the aggregate remuneration of non-executive directors which is then subject to shareholder approval.

The Human Resources, Remuneration and Nomination Committee approves, having regard to the recommendations made by the CEO, the short-term incentive (STI) bonus plan and the medium-term incentive (MTI) bonus plan.

Remuneration structure

In accordance with best practice corporate governance, the structure of non-executive directors and executive remuneration is separate and distinct.

Services from remuneration consultants

From 1 July 2011, all proposed remuneration consultancy contracts (within the meaning of section 206K of the Corporations Act 2001) are subject to prior approval by the Board or the Human Resources, Remuneration and Nomination Committee in accordance with the Corporations Act 2001.

During the year ended 30 June 2012, no remuneration consultancy contracts were entered into by the Company and accordingly there are no disclosures required under section 300A(1)(h) of the Corporations Act 2001.

17.4.	NON-EXECUTIVE DIRECTOR REMUNERATION ARRANGEMENTS

Remuneration policy

The Board seeks to set aggregate remuneration at a level that provides the Company with the ability to attract and retain directors of the highest calibre, whilst incurring a cost that is acceptable to shareholders.

The amount of aggregate remuneration sought to be approved by shareholders and the fee structure is reviewed against fees paid to non-executive directors of comparable companies. The Board considers advice from external consultants when undertaking the review process.

The Company’s constitution and the ASX listing rules specify that the non-executive directors’ fee pool shall be determined from time to time by a general meeting. The latest determination was at the 2001 annual general meeting (AGM) held on 25 October 2001 when shareholders approved an aggregate fee pool of $400,000 per year.

The Board will not seek any increase for the non-executive director pool at the 2012 AGM.

Structure

The remuneration of non-executive directors consists of directors’ fees and committee fees. Non-executive directors do not receive retirement benefits, nor do they participate in any incentive programs.

The Chairman of the Board receives a fee of $109,200 which also covers membership of Committees of the Board. The Chairman sacrificed a portion of his fee in the 2011 financial year. Each non-executive director receives a base fee of $57,200 for being a director of the Group. An additional fee of $3,700 is also paid for each Board committee on which a non-executive director sits or $8,300 if the director is the Chairman of a Board committee. The payment of additional fees for serving on a committee recognises the additional time commitment required by non-executive directors who serve on committees.

The remuneration of non-executive directors for the year ended 30 June 2012 and 30 June 2011 is detailed in Section 17.8 of this report.

DIRECTORS’ REPORT

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2012

17.5.	EXECUTIVE REMUNERATION ARRANGEMENTS

Remuneration levels and mix

The Group aims to reward executives with a level and mix of remuneration commensurate with their position and responsibilities within the Group and aligned with market practice. The Group undertakes an annual remuneration review to determine the total remuneration positioning against the market.

The CEO’s target remuneration mix for FY2012 comprised 60% fixed remuneration, 20% target MTI opportunity and 20% LTI opportunity. The LTI value is the total accounting expense associated with the grant made during the financial year. Key Management Personnel’s target remuneration mix for FY2012 was 69% fixed remuneration, 17% target MTI opportunity and 14% LTI opportunity.

Structure

In the 2012 financial year, the executive remuneration framework consisted of the following components:

•	Fixed remuneration

•	Variable remuneration (STI, MTI and LTI)

The table below illustrates the structure of Orbital’s executive remuneration arrangements:

Remuneration component	Vehicle	Purpose	Link to company performance

Fixed compensation	• Represented by total fixed remuneration (TFR). • Comprises base salary, Superannuation contributions and other benefits.

•      Set with reference to role, market and experience.

•      Executives are given the opportunity to receive their fixed remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue cost for the Group.

• No link to company performance.
STI component	• Paid in cash	• Rewards executives for their contribution to achievement of Group outcomes.	• Discretionary award by the Board to reward executives for exceptional performance in a specific area of importance.
MTI component	• Paid in cash.	• Rewards executives for their contribution to achievement of Group outcomes.	• Profit after tax. • Pro-rata Consolidated Sales. • Operating Cash Flows.
LTI component	• Awards are made in the form of shares or performance rights.	• Rewards executives for their contribution to the creation of shareholder value over the longer term.	• Vesting of awards is dependent on Orbital Corporation Limited’s TSR performance relative to a peer group and its Earnings Per Share.

Fixed compensation

Fixed compensation consists of base compensation (which is calculated on a total cost basis and includes any FBT charges related to employee benefits including motor vehicles), as well as employer contributions to superannuation funds.

Executive contracts of employment do not include any guaranteed base pay increases. TFR is reviewed annually by the remuneration committee. The process consists of a review of company, business unit and individual performance, relevant comparative remuneration internally and externally and, where appropriate, external advice independent of management.

The fixed component of executives’ remuneration is detailed in Section 17.8.

Variable remuneration - short-term incentive (STI)

KMP may from time-to-time receive a discretionary cash bonus approved by the Board as a retrospective reward for exceptional performance in a specific matter of importance. The Board has no pre-determined performance criteria against which the amount of a STI is assessed. Consequently, there are no pre-determined maximum possible values of award under the STI scheme.

STI awards for 2011 and 2012 financial years

No discretionary STI cash bonuses were paid during the 2011 or 2012 financial years. No discretionary STI cash bonuses relating to the 2011 or 2012 financial years will become payable in future financial years.

Variable remuneration - medium-term incentive (MTI)

The medium term incentive was established in 2009 to incentivise executives to achieve stretch key performance indicators (KPI’s). The MTI plan is a target based plan rather than a time based plan.

DIRECTORS’ REPORT

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2012

17.5.	EXECUTIVE REMUNERATION ARRANGEMENTS (continued)

Variable remuneration - medium-term incentive (MTI) (continued)

Executive directors and senior executives may receive MTI bonuses based on the achievement of key performance indicators (“KPI’s”) related to the performance of the Group over the medium term (one to three financial years). The three KPI’s chosen by the Human Resource, Remuneration and Nomination Committee in August 2009 relate to 1) Profit after tax, 2) Operating Cash Flow, and 3) Pro-rata Consolidated Sales. These three measures are chosen as they directly align the individual’s reward to the Group’s strategy and performance.

The KPI’s are summarised as follows:

Key Performance Indicator	Proportion of MTI award KPI applies to	Minimum KPI $’000	Stretch KPI $’000
Financial measure:
• Profit after tax	33%	100	9,000
• Operating Cash Flow	33%	100	2,700
• Pro-rata Consolidated Sales	33%	100,000	150,000

Bonuses can only be paid if Orbital generates a profit after tax and also generates positive operating cash flow (before working capital movements). Abnormal one-off items influencing the KPIs may be excluded at the discretion of the Human Resources, Remuneration and Nomination Committee. No bonus will be paid unless the Board is satisfied that Orbital has sufficient cash reserves.

Bonuses are awarded when a target is achieved which is higher than that which has already been achieved and rewarded. The MTI earned accumulates over time as targets are achieved with any incremental MTI earned paid annually.

The total potential MTI available is set at a level so as to provide sufficient incentive to executives to achieve the operational targets and such that the cost to the Group is reasonable in the circumstances.

The annual MTI payments for executives are subject to the approval of the Human Resources, Remuneration and Nomination Committee on an annual basis, after consideration of performance against KPIs. This process usually occurs within three months after the reporting date. Payments are made as a cash bonus in the following reporting period.

MTI awards for 2011 and 2012 financial years

The Human Resources, Remuneration and Nomination Committee has considered the MTI bonus for the 2012 financial year. The MTI cash bonus available for the 2012 financial year is $nil. This amount has been determined on the basis that 1) the Group’s Profit after tax (after removing once-off items) target for the year ended 30 June 2012 has not been met 2) Positive Operating Cash Flows for the year ended 30 June 2012 were not achieved, and 3) the Consolidated Pro-rata Sales of the Group have not reached the minimum threshold of $100,000,000.

Estimates of the minimum and maximum possible value of the award over time is as follows:

Name	Position	Amount (Min - Max)
Terry Stinson	Chief Executive Officer	0 - $	655,200
Keith Halliwell	Chief Financial Officer	0 - $	390,680
Geoff Cathcart	Director, Consulting Services and Engineering	0 - $	295,500

The maximum bonus is only payable if the stretch targets on all three of the KPI’s are achieved. No bonus is awarded where performance falls below minimum thresholds.

Variable remuneration - long-term incentives (LTI)

LTI awards are made annually to executives in order to align remuneration with the creation of shareholder value over the long-term. As such, LTI awards are only made to executives and other key talent who have an impact on the Group's performance against the relevant long-term performance measure.

Employee Share Plan No.1

Senior executives (together with all other eligible employees) are each offered shares in the Company, at no cost to the employees, to the value of $1,000 per annum under the terms of the Company’s Employee Share Plan. There are no performance conditions, because the plan is designed to align the interests of participating employees with those of shareholders. Directors do not participate in Share Plan No.1.

Executive Long Term Share Plan

Executives may also be offered rights in the Company’s Executive Long Term Share Plan under which offered shares will vest for no consideration subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons. The performance conditions, which are based 50% on the relative ranking of the Total Shareholder Return (“TSR”) of the Company to a group of selected peers, and 50% on Earnings Per Share (EPS), apply to determine the number of shares (if any) that vest to the Executives.

DIRECTORS’ REPORT

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2012

17.5.	EXECUTIVE REMUNERATION ARRANGEMENTS (continued)

Variable remuneration - long-term incentives (LTI) (continued)

TSR is the percentage increase in a company’s share price plus reinvested dividends over a given period and reflects the increase in value delivered to shareholders over that period. The peer group to which the Company’s TSR will be compared will comprise the 50 smallest companies, other than resource companies and property and investment trust companies, within the S&P / ASX 300 Index. These companies have a similar market capitalisation to the Company. The TSR performance criterion was chosen as it is widely accepted as one of the best indicators of shareholder wealth creation as it includes share price growth, dividends and other capital adjustments. In addition, this criterion provides a readily obtained objective means of measuring the Group’s performance against its peer group.

The Company’s TSR ranking at the end of the Performance Period, when compared to the TSR of the peer group will determine the percentage of shares originally offered which will vest to the Executive.

The following table sets out the relevant percentages of shares offered which will vest based on various percentile rankings of the Company:

Company Performance (TSR Ranking)	% of offered shares issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight line basis)
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will vest under the FY2010, FY2011 and FY2012 offers unless the Company’s TSR is at or above the 50th percentile or the EPS for the years ending 30 June 2013 and 30 June 2014 is at or above 11 and 15 cents per share, respectively.

TSR Performance targets under the LTI offered in FY2009 were not met in FY2012 and as a result nil (2011: nil) shares were issued to KMPs.

At the Company’s Annual General Meeting in October 2011, shareholders approved the above plan in relation to the ongoing remuneration of the Executive Director.

Performance Rights Plan

The Company also introduced a Performance Rights Plan in 2009 as part of the employment contact of Mr T D Stinson. The Performance Rights Plan was approved by shareholders in October 2008. The Board has no present intention to utilise the Performance Rights Plan for any other senior executives.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(a)	do not give the holder a legal or beneficial interest in shares of the Company; and

(b)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)	a performance hurdle is met over the periods specified by the Board; or

(b)	the Board allows early exercise on cessation of employment; or

(c)	it is determined by the Board in light of specific circumstances.

The terms and conditions of the offer of Performance Rights made during the year ended 30 June 2009 are as follows:

(a)	Mr T D Stinson will be awarded 1,150,000 performance rights;

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target
1	200,000	$2.50
2	200,000	$5.00
3	200,000	$7.50
4	200,000	$10.00
5	125,000	$20.00
6	125,000	$30.00
7	100,000	$50.00

DIRECTORS’ REPORT

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2012

17.5.	EXECUTIVE REMUNERATION ARRANGEMENTS (continued)

Variable remuneration - long-term incentives (LTI) (continued)

The target share prices were chosen as they directly align the director’s reward with group strategy.

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date;

(e)	If the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

No performance rights were granted during the year ended 30 June 2012.

Termination and change of control provisions

Where a participant ceases employment prior to the vesting of their award, the unvested shares are forfeited unless the Board applies its discretion to allow vesting at or post cessation of employment in appropriate circumstances.

In the event of a change of control of the Group, the performance period end date will generally be brought forward to the date of the change of control and awards will vest subject to performance over this shortened period, subject to ultimate Board discretion.

LTI awards for 2012 financial year

Shares were granted under the Employee Share Plan No.1 to a number of executives on 15 December 2011. No Shares were granted under the Executive Long Term Share Plan or the Performance Rights Plan during the 2012 financial year.

Details in respect of the award are provided in Section 17.9.

17.6.	COMPANY PERFORMANCE AND THE LINK TO REMUNERATION

Performance linked compensation includes both medium-term and long-term incentives and is designed to reward key management personnel for meeting or exceeding their financial and personal objectives. The MTI is an “at risk” bonus provided in the form of cash, while the LTI is provided as ordinary shares of Orbital Corporation Limited under the rules of the various Share Plans.

In considering the Group’s performance and benefits for shareholders wealth the Human Resources, Remuneration and Nomination Committee has regard to the following indices in respect of the current financial year and the previous four financial years.

Company performance and its link to medium-term incentives

Profit after tax, Pro-rata Consolidated Sales and Operating Cash Flows are considered in setting the MTI as they are considered important medium term performance targets.

Company performance for the current year, the last 4 years and KPI targets are as follows:

	2008	2009	2010	2011	2012	Minimum KPI	Stretch KPI
	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Profit/(Loss) after tax	469	(2,451)	4,516	1,763	(3,053)	positive	9,000
Operating Cash Flow	73	(856)	(4,372)	(584)	(2,701)	positive	2,700
Pro-rata Consolidated Sales	59,875	63,867	61,081	68,148	74,371	100,000	150,000
Operating Cash Flow (before working capital movements)*	901	(2,372)	(2,934)	(833)	(3,080)	positive	Not applicable

*	A positive operating cash flow (before working capital movements) must be achieved as a pre-condition for the payment of any MTI.

Company performance and its link to long-term incentives

The performance measure which drives LTI vesting is the Company’s TSR performance relative to the companies within its peer group and earnings per share (EPS). The table below show the performance of the Group as measured by the Group's total shareholder return (TSR) to the median of the TSR for peer group and also the Group’s earnings per share for the past five years (including the current period) to 30 June 2012. The earnings per share values in the table below have been adjusted to reflect the share consolidation undertaken during the reporting period.

DIRECTORS’ REPORT

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2012

17.6.	COMPANY PERFORMANCE AND THE LINK TO REMUNERATION (continued)

Company performance and its link to long-term incentives (continued)

Company performance for the current year and last 4 years is as follows:

	2008		2009		2010		2011	2012	2013 Minimum	2014 Minimum
TSR ranking (percentile)	76th		70th		56th		*	*	50th	50th
Earnings per share (cents)	1.00		(5.10)		9.39		3.65	(6.28)	11.00	15.00
Closing share price ($)	1.10	**	0.75	**	0.25	**	0.25	0.22	—	—

*	The Company did not measure its TSR ranking in 2011 or 2012 as the Board determined that Orbital’s TSR would be below the median TSR of the peer group.
**	Share prices were adjusted for 10:1 share consolidation that occurred in October 2010.

As a result of the Company’s performance over the last five years, LTIs offered during 2005, 2006 and 2007 were fully vested in financial year 2008 and partially vested in financial years 2009 and 2010 respectively. The performance target for the LTIs offered in 2008 and 2009 were not met during the financial years 2011 and 2012 and as such no shares vested.

17.7.	EXECUTIVE CONTRACTUAL ARRANGEMENTS

Remuneration arrangements for KMP are formalised in employment agreements. Details of these contracts are provided below.

The CEO, Mr. Stinson, is employed under a rolling contract.

Under the terms of the present contract as disclosed to the ASX on 14 September 2007:

•	The CEO receives fixed remuneration of $364,000 per annum

•	The CEO’s target MTI opportunity per annum is 20% of annual TEC and his maximum MTI opportunity per annum is 60% of TEC

•	The CEO is eligible to participate in Orbital Corporation Limited’s LTI plan on terms determined by the Board, subject to receiving any required or appropriate shareholder approval

The CEO’s termination provisions are as follows:

	Notice Period	Payment in lieu of notice	Treatment of MTI on termination	Treatment of LTI on termination	Termination payments
Employer initiated termination	12 months	12 months	Pro-rated for time and performance	Board discretion	None
Termination for serious misconduct	None	None	Unvested awards forfeited	Unvested awards forfeited	None
Employee-initiated termination	3 months	3 months	Unvested awards forfeited	Unvested awards forfeited subject to Board discretion	None

Other KMP

All other KMP have rolling contracts.

Standard KMP termination provisions are as follows:

	Notice Period	Payment in lieu of notice	Treatment of MTI on termination	Treatment of LTI on termination	Termination payments
Employer initiated termination	1 months	1 months	Pro-rated for time and performance	Board discretion	4 weeks pay, plus 2 weeks pay for each completed year of service, plus for each completed year of service beyond 10, an additional 1/2 weeks pay, plus a pro-rata payment for each completed month of service in the final year. The maximum entitlement to termination pay is limited to 65 weeks pay.
Termination for serious misconduct	None	None	Unvested awards forfeited	Unvested awards forfeited	None
Employee-initiated termination	1 months	1 months	Unvested awards forfeited	Unvested awards forfeited subject to Board discretion	None

Payments applicable to outgoing executives

There were no changes to the KMP of the Group for the year ended 30 June 2012 or subsequent to 30 June 2012.

DIRECTORS’ REPORT

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2012

17.8.	DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION - COMPANY AND GROUP

Details of the nature and amount of each major element of remuneration of the Company and the Group’s Key Management Personnel are:

	Year	Short Term			Post Employment	Share Based Payments		Termination Payments $	Total $	Proportion of remuneration performance related % (f)
		Salary and Director’ Fees $	Cash Bonuses $ (a)	Total $	Employer Superannuation Contributions $	Employee Share Plans $ (b)(c)	Performance Rights Plan $ (d)
Non-executive Directors
W Peter Day	2012	100,183	—	100,183	9,017	—	—	—	109,200	—
Chairman (Non-executive)	2011	63,075	—	63,075	5,676	—	—	—	68,751	—
Mervyn T Jones	2012	63,486	—	63,486	5,714	—	—	—	69,200	—
Director (Non-executive)	2011	60,827	—	60,827	5,475	—	—	—	66,302	—
Vijoleta Braach-Maksvytis	2012	63,486	—	63,486	5,714	—	—	—	69,200	—
Director (Non-executive)	2011	57,955	—	57,955	5,216	—	—	—	63,171	—
J Grahame Young (e)	2012	—	—	—	—	—	—	—	—	—
Director (Non-executive)	2011	41,949	—	41,949	3,775	—	—	—	45,724	—

Total Consolidated, all non-executive directors	2012	227,155	—	227,155	20,445	—	—	—	247,600	—
	2011	223,806	—	223,806	20,142	—	—	—	243,948	—

Executive Director
Terry D Stinson	2012	333,945	—	333,945	40,073	105,525	49,283	—	528,826	29.3%
Director and Chief Executive Officer	2011	322,892	(140,000)	182,892	36,144	113,800	49,283	—	382,119	31.2%

Other Key Management Personnel
Keith A Halliwell	2012	266,719	—	266,719	30,231	54,922	—	—	351,872	15.6%
Chief Financial Officer	2011	256,694	(79,884)	176,810	28,757	59,542	—	—	265,109	17.3%
Geoff P Cathcart	2012	200,816	—	200,816	24,098	41,332	—	—	266,246	15.5%
Director, Consulting Services & Engineering	2011	196,340	(59,850)	136,490	18,841	42,427	—	—	197,758	16.5%
B Anthony Fitzgerald (g)	2012	—	—	—	—	—	—	—	—	—
Director, Orbital Autogas Systems	2011	230,593	(73,781)	156,812	27,671	(41,647)	—	288,241	431,077	-8.2%

Total Consolidated, Executive Director and Key Management Personnel	2012	801,480	—	801,480	94,402	201,779	49,283	—	1,146,944	17.6%
	2011	1,006,519	(353,515)	653,004	111,413	174,122	49,283	288,241	1,276,063	10.7%

DIRECTORS’ REPORT

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2012

17.8.	DIRECTORS’ AND EXECUTIVE OFFICERS’ REMUNERATION COMPANY AND GROUP (continued)

Notes in relation to the table of directors' and executive officers remuneration

(a)	Bonuses are those paid or accrued as payable in relation to the year reported. For the 2010 financial year, 100% of the MTI cash bonus of $353,515 as previously accrued in that period vested to executives, however all participants in the MTI scheme voluntarily and irrevocably waived their right to their MTI cash bonuses. The Group recorded a reversal of the MTI cash bonus of $353,515 during the 2011 financial year.
(b)	The fair value of the Employee Share Plan #1 is based upon the market value (at offer date) of shares offered.
(c)	The fair value of the Executive Long Term Share plan ("ELTSP") is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and is allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the rights recognised in this reporting period. In valuing the rights the market based hurdles that must be met before the executive long term share plan rights vest in the holder have been taken into account.

The following factors and assumptions were used in determining the fair value of TSR related rights issued under the ELTSP on grant date:

TSR related rights

Grant Date*	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-09	3 years	31-Aug-12	38 cents	nil	55 cents	65.00%	5.03%
31-Aug-10	3 years	31-Aug-13	33 cents	nil	34 cents	60.00%	4.27%
31-Aug-11	3 years	31-Aug-14	25 cents	nil	35 cents	110.00%	3.79%

*	The grant date of the TSR related rights for the Managing Director was 26 October 2011.

The following factors and assumptions were used in determining the fair value of EPS related rights offered under the ELTSP on grant date:

EPS related rights

Grant Date*	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date
31-Aug-09	3 years	31-Aug-12	55 cents	nil	55 cents
31-Aug-10	3 years	31-Aug-13	34 cents	nil	34 cents
31-Aug-11	3 years	31-Aug-14	35 cents	nil	35 cents

*	The grant date of the EPS related rights for the Managing Director was 26 October 2011.

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

(d)	The fair value of the Performance Rights is calculated at the date of grant through utilisation of the assumptions underlying the Black-Scholes methodology to produce a Monte-Carlo simulation model and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the performance rights recognised in this reporting period. In valuing the performance rights the hurdles that must be met before the executive long term share plan shares vest in the holder have been taken into account.

Grant Date	Life	Fair Value per right	Target price	Market price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-08	10 years	47 cents	$2.50	79 cents	55.00%	5.75%
31-Aug-08	10 years	35 cents	$5.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	28 cents	$7.50	79 cents	55.00%	5.75%
31-Aug-08	10 years	23 cents	$10.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	13 cents	$20.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	9 cents	$30.00	79 cents	55.00%	5.75%
31-Aug-08	10 years	5 cents	$50.00	79 cents	55.00%	5.75%

(e)	Mr J Grahame Young retired from the Board on 28 February 2011.
(f)	The reversal of the cash bonus has been excluded from the calculation of proportion of remuneration performance related.
(g)	Mr Fitzgerald ceased to be a KMP on 30 June 2011.

DIRECTORS’ REPORT

REMUNERATION REPORT FOR THE YEAR ENDED 30 JUNE 2012

17.9.	EQUITY INSTRUMENTS

All shares refer to ordinary shares and rights of Orbital Corporation Limited.

Analysis of Shares Offered as Compensation

Details of the shares and rights offered under the LTI to each key management person during the reporting period are as shown below. Please refer to footnote (b) below for the terms and conditions relating to the granting of the rights offered under the Executive Long Term Share Plan.

		Employee Share Plan No. 1			Executive Long Term Share Plan
		Number of shares issued	Share Price	Value(a) $	Number of Rights Granted/ (Forfeited)	Value(b) $	Number of Rights Vested
Executive Director
T D Stinson	2012	—	—	—	770,000	231,000	—
	2011	—	—	—	665,000	222,775	—
Executives
K A Halliwell	2012	2,633	$0.3798	1,000	410,000	123,000	—
	2011	3,369	$0.2968	1,000	337,567	113,085	—
G P Cathcart	2012	2,633	$0.3798	1,000	310,000	93,000	—
	2011	3,369	$0.2968	1,000	252,700	84,655	—
B A Fitzgerald	2012	—	—	—	—	—	—
	2011	3,369	$0.2968	1,000	(316,000)	—	—

(a)	The fair value of the employee share plan No. 1 based upon the market value (at offer date of 31 October 2011 and 31 October 2010 respectively) of shares offered. These awards are fully vested.
(b)	Represents the fair value of rights offered on 31 August 2011 and 31 August 2010 respectively using a Monte-Carlo simulation model. The vesting of the shares offered on 31 August 2011 is subject to the achievement of two performance conditions; a) 50% related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period, and b) 50% related to the Group achieving earnings in excess of 15 cents per share for the year ending 30 June 2014. The vesting of the shares offered on 31 August 2010 is subject to the achievement of two performance conditions; a) 50% related to the Total Shareholder Return (“TSR”) of the Company compared to a peer group of selected companies over a three year period, and b) 50% related to the Group achieving earnings in excess of 11 cents per share for the year ending 30 June 2013. Performance conditions were met not in respect of shares offered in August 2008 and shares in relation to that offer expired at the expiration of the performance period during the 2012 financial year.
(c)	No performance rights vested during the years ended 30 June 2012 or 30 June 2011.

End of Remuneration Report

Signed in accordance with a resolution of the Directors:

W P DAY	T D STINSON
Director	Managing Director

Dated at Perth, Western Australia this 21st day of September 2012.

CORPORATE GOVERNANCE STATEMENT

1. CORPORATE GOVERNANCE AT ORBITAL

The Board of Directors of Orbital Corporation Limited is responsible for the corporate governance of the Group. The Board guides and monitors the business and affairs of the Group on behalf of the shareholders by whom they are elected and to whom they are accountable. This statement reports on Orbital’s key governance principles and practices. These principles and practices are reviewed regularly and revised as appropriate to reflect changes in law and developments in corporate governance.

The Company, as a listed entity, must comply with the Corporations Act 2001 (Cwth) (Corporations Act), the Australian Securities Exchange (ASX) Listing Rules (ASX Listing Rules) and other Australian and international laws. The ASX Listing Rules requires the Company to report on the extent to which it has followed the Corporate Governance Recommendations contained in the ASX Corporate Governance Council’s (ASXCGC) second edition of its Corporate Governance Principles and Recommendations with 2010 Amendments. Orbital believes that, throughout the 2012 financial year and to the date of this report, it has complied with all the ASXCGC Recommendations.

Information on Orbital’s corporate governance framework is also provided in the Corporate Governance section of Orbital’s website (www.orbitalcorp.com.au)

2. BOARD OF DIRECTORS

2.1 Role of the Board

ASXCGC Recommendations 1.1, 1.3

The Board’s primary role is to protect and enhance long-term shareholder value by providing strategic guidance to the Group and effective oversight of management.

To fulfil this role, the Board is responsible for the overall corporate governance of the Group including formulating its strategic direction, approving and monitoring capital expenditure, setting remuneration, appointing, removing and creating succession policies for directors and senior executives, establishing and monitoring the achievement of management’s goals and ensuring the integrity of internal control and management information systems.

It is also responsible for approving and monitoring financial and other reporting. A copy of the Board’s Charter is available in the Corporate Governance section of Orbital’s website.

The Board has delegated responsibility for operation and administration of the Group to the Chief Executive Officer and executive management. Responsibilities are delineated by formal authority delegations.

The Board conducts an annual review of its processes to ensure that it is able to carry out its functions in the most effective manner.

2.2 Composition of the Board

ASXCGC Recommendations 2.1, 2.2, 2.3, 2.6

The names and qualifications of the directors of the Company in office at the date of this Report are detailed in the Directors’ Report on page 2.

The composition of the Board is determined using the following principles:

•	A minimum of three directors, with a broad range of expertise;

•	An independent non-executive director as Chairman;

•	A majority of independent non-executive directors; and

•	The role of Chief Executive Officer (CEO) and Chairman should not be exercised by the same individual.

An independent director is a non-executive director who:

•	is not a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;

•	within the last three years has not been employed in an executive capacity by the Company or another group member, or been a director after ceasing to hold any such employment;

•	within the last three years has not been a principal of a professional adviser or a consultant to the Company or another group member, or an employee materially associated with the service provided;

•	is not a material* supplier or customer of the Company or other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;

•	has no material* contractual relationship with the Company or another group member other than as a director of the Company;

•	has not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company; and

•

is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of the Company.

*	No non-executive director is a supplier to or customer of the Group, nor does any non-executive Director have a contractual relationship with the Group (other than as a director of the Company) and therefore the Board has not had to consider any materiality threshold.

2.3 Conflicts of Interest

In accordance with the Corporations Act 2001 and the Company’s constitution, directors must keep the Board advised, on an ongoing basis, of any interest that could potentially conflict with those of the Company. Where the Board believes that a significant conflict exists the director concerned must not be present at the meeting whilst the item is considered or vote on the matter. The Board has procedures in place to assist directors to disclose potential conflicts of interest.

2.4 Board Succession Planning

ASXCGC Recommendation 2.6

The Board manages its succession planning with the assistance of the Human Resources, Remuneration and Nomination Committee. The Committee annually reviews the size, composition and diversity of the Board and the mix of existing and desired competencies across members and reports its conclusions to the Board. In conducting the review a skills matrix is used to enable the Committee to assess the skills and experience of each director and the combined capabilities of the Board.

Recognising the importance of Board renewal, the Committee takes each director’s tenure into consideration in its succession planning.

21

CORPORATE GOVERNANCE STATEMENT

2.5 Directors’ Retirement and Re-election

ASXCGC Recommendation 2.6

Non-executive directors must retire at the third AGM following their election or most recent re-election. At least one non-executive director must stand for election at each AGM. Any director appointed to fill a vacancy since the date of the previous AGM must submit themselves to shareholders for election at the next AGM.

Board support for a director’s re-election is not automatic and is subject to satisfactory director performance.

2.6 Directors’ Appointment, Induction Training and Continuing Education

All new directors are required to sign and return a letter of appointment which sets out the key terms and conditions of their appointment, including duties, rights and responsibilities, the time commitment envisaged and the Board’s expectations regarding their involvement with committee work.

As part of the induction process, new directors are provided with detailed information about the nature of the Group’s business, current issues, Group strategy, financial matters, policies and procedures and are given the opportunity to meet with management to obtain an insight into the Group’s business operations.

All directors are expected to maintain the skills required to discharge their obligations to the Company. Directors are encouraged to undertake continuing professional education including industry seminars and approved education courses.

2.7 Board Access to Independent Professional Advice and Company Information

ASXCGC Recommendation 2.6

Each director has the right of access to all relevant Company information and to the Group’s executives and, subject to prior consultation with the Chairman, may seek independent professional advice from a suitably qualified adviser at the Group’s expense. The director must consult with an advisor suitably qualified in the relevant field, and obtain the Chairman’s approval of the fee payable for the advice before proceeding with the consultation. A copy of the advice received by the director is made available to all other members of the board.

2.8 Review of Board Performance

ASXCGC Recommendations 2.5, 2.6

The Human Resources, Remuneration and Nomination Committee is responsible for determining the process for evaluating Board performance. Evaluations are conducted by way of questionnaires appropriate in scope and content to effectively review:

•	the performance of the Board and each of its committees against the requirements of their respective charters; and

•	the individual performance of the Chairman and each director.

The performance of each director retiring at the next AGM is taken into account by the Board in determining whether or not the Board should support the re-election of the director.

2.9 Directors’ Remuneration

Details of remuneration paid to directors (executive and non-executive) are set out in the Remuneration Report on pages 11 to 20. The Remuneration Report also contains information on the Company’s policy for determining the nature and amount of remuneration for directors and senior executives and the relationship between the policy and company performance.

Shareholders will be invited to consider and approve the Remuneration Report at the 2012 AGM.

2.10 Board Meetings

The full Board currently holds six scheduled meetings each year, plus strategy meetings and any extraordinary meetings at such other times as may be necessary to address any specific significant matters that may arise.

The agenda for meetings is prepared in conjunction with the Chairman, Managing Director and Company Secretary. Standing items include the managing director’s report, financial reports, strategic matters, governance and compliance. Submissions are circulated in advance. Executives are regularly involved in board discussions and directors have other opportunities, including visits to operations, for contact with a wider group of employees.

2.11 Company Secretary

Details of the Company Secretary are set out on page 3 of the Directors’ Report. The appointment and removal of a Company Secretary is a matter for decision by the Board. The Company Secretary is responsible for ensuring that Board procedures are complied with and that governance matters are addressed.

3. COMMITTEES OF THE BOARD

3.1 Board Committees, Membership and Charters

ASXCGC Recommendations 2.4, 2.6, 4.1, 4.2, 4.3, 4.4, 8.1, 8.3,

To assist in the execution of its responsibilities, the Board has established a number of Board Committees including an Audit Committee and a Human Resources, Remuneration and Nomination Committee. These committees have written mandates and operating procedures, which are reviewed on a regular basis. The effectiveness of each committee is also constantly monitored. The Board has also established a framework for the management of the Group including a system of internal control and the establishment of appropriate ethical standards.

3.2 Audit Committee

ASXCGC Recommendations 4.1, 4.2, 4.3, 4.4

The role of the Audit Committee is to give the Board of Directors additional assurance regarding the quality and reliability of financial information prepared for use by the Board in determining accounting policies for inclusion in the financial report. The Committee has a documented charter, approved by the Board. A copy of the Audit Committee’s Charter is available in the Corporate Governance section of Orbital’s website. All members of the Committee must be independent, non-executive directors.

Members of the Audit Committee during the year were Dr M T Jones (Chairman), Mr W P Day and Dr V Braach-Maksvytis. The external auditors, Chief Executive Officer,

22

CORPORATE GOVERNANCE STATEMENT

Chief Financial Officer, Company Secretary and other financial and accounting staff are invited to Audit Committee meetings at the discretion of the Committee. The Chief Executive Officer and Chief Financial Officer declared in writing to the Board that the Company’s financial reports for the year ended 30 June 2012 present a true and fair view, in all material respects, of the Company’s financial condition and operational results and are in accordance with relevant accounting standards. This statement is required annually.

The responsibilities of the Audit Committee include, liaising with the external auditors and ensuring that the annual and half-year statutory audits/reviews are conducted in an effective manner; reviewing and ensuring management implement appropriate and prompt remedial action for any deficiencies identified; monitoring compliance with Australian and international taxation requirements; the Australian and United States corporations laws and ASX Listing Rules; and improving the quality of the accounting function.

The Audit Committee reviews the performance of the external auditors on an annual basis and meets with them to discuss audit planning matters, statutory reporting and as required for any special reviews or investigations deemed necessary by the Board. The Audit Committee also assesses whether non-audit services provided by the external auditor are consistent with maintaining the external auditor’s independence and provides advice to the Board whether the provision of such services by the external auditor is compatible with the general standard of independence of auditors imposed by the Corporations Act. The Audit Committee charter provides for rotation of the external audit partner every five years.

3.3 Human Resources, Remuneration and Nomination Committee

ASXCGC Recommendations 2.4, 2.6, 8.1, 8.2

The role of the Human Resources, Remuneration and Nomination Committee is to review and make recommendations to the Board on the remuneration packages and policies applicable to the Chief Executive Officer, senior executives and directors. It also plays a role in evaluation of the performance of the Chief Executive Officer and management succession planning. This role also includes responsibility for employee share schemes, incentive performance packages, superannuation entitlements, fringe benefits policies and professional indemnity and liability insurance policies. From time-to-time, the Remuneration Committee obtains independent advice on the appropriateness of remuneration packages, given trends in comparative companies both locally and internationally.

The Committee also oversees the appointment and induction process for directors. It reviews the composition of the Board and makes recommendations on the appropriate skill mix, personal qualities, expertise and diversity. When a vacancy exists or there is a need for particular skills, the Committee, in consultation with the Board, determines the selection criteria based on the skills deemed necessary. Potential candidates are identified by the Committee with advice from an external consultant, where appropriate. The Board then appoints the most suitable candidate who must stand for election at the next general meeting of shareholders. The Nomination Committee is also responsible for the selection, appointment and succession planning process of the Company’s Chief Executive Officer.

Members of the Human Resources, Remuneration and Nomination Committee during the year were Dr V Braach-Maksvytis (Chairman), Mr W P Day and Dr M T Jones.

The Human Resources, Remuneration and Nomination Committee meet as and when required. The Committee has a documented charter, approved by the Board. A copy of the Human Resources, Remuneration and Nomination Committee’s Charter is available in the Corporate Governance section of Orbital’s website.

The performance of all Directors is reviewed by the Chairman each year. Directors whose performance is unsatisfactory are asked to retire.

4 SHAREHOLDERS

4.1 Shareholder Communication

ASXCGC Recommendations 6.1, 6.2

Directors recognise that shareholders, as the ultimate owners of the Company, are entitled to receive timely and relevant high quality information about their investment. Similarly, prospective new investors are entitled to be able to make informed investment decisions when considering the purchase of shares.

Information is communicated to shareholders as follows:

•	The disclosure of full and timely information about Orbital’s activities in accordance with the disclosure requirements contained in the ASX Listing Rules and the Corporations Act;

•	All information released to the market to be placed on the Company’s website promptly following release;

•

The annual financial report is distributed to all shareholders (and to American Depositary Receipt (ADR) holders) on request in accordance with Corporation Act requirements and includes relevant information about the operations of the Group during the year, changes in the state of affairs of the Group and details of future developments, in addition to other disclosures required by the Corporations Act and US Securities Law; and

•

The half-yearly report contains summarised financial information and a review of the operations of the Group during the period. The half-year financial report is prepared in accordance with the requirements of Accounting Standards and the Corporations Act and is lodged with Australian and United States regulatory bodies and stock exchanges. Financial reports are sent to any shareholder or ADR holder who requests them.

The Board encourages participation of shareholders at the Annual General Meeting to ensure a high level of accountability and identification with the Group’s strategy and goals. Important issues are presented to the shareholders as single resolutions. The Company’s external auditor is requested to attend annual general meetings to answer any questions concerning the audit and the content of the auditor’s report.

Shareholders are requested to vote on the appointment of Directors, aggregate remuneration of non-executive directors, the granting of shares to Directors and changes to the Constitution. A copy of the Constitution is available to any shareholder who requests it.

23

CORPORATE GOVERNANCE STATEMENT

4.2 Continuous Disclosure and Market Communications

ASXCGC Recommendations 5.1, 5.2

The Board of Directors aims to ensure that shareholders are informed of all major developments affecting the Group’s state of affairs. The Board has adopted a policy to identify matters that may have a material effect on the price of the Company’s securities and to notify the ASX as required.

This policy on Release of Price Sensitive Information is overseen and coordinated by the Company Secretary. All directors, officers and members of the Company’s management committee are required to forward details of any potentially price sensitive information to the Company Secretary, who is also to be made aware, in advance, of proposed information disclosures (including information to be presented at private briefings) to enable consideration of the continuous disclosure requirements. Proposed announcements are to be approved by the Managing Director and either the Chairman or Company Secretary prior to release to the ASX. The Company Secretary is responsible for all communications with the ASX.

The Company’s policy on Release of Price Sensitive Information and its policy on communication with shareholders are available in the Corporate Governance Section of Orbital’s website.

5. PROMOTING RESPONSIBLE AND ETHICAL BEHAVIOUR

5.1 Code of Conduct and Whistleblower Policy

ASXCGC Recommendations 3.1, 3.5

All Directors, managers and employees are expected to act with the utmost integrity and objectivity, striving at all times to enhance the reputation and performance of the Group. Every employee has a nominated supervisor to whom they may refer any issues arising from their employment. The Board has approved a Code of Conduct, applicable to all Directors and employees of the Group, providing for the conduct of business in accordance with the highest ethical standards and sound corporate governance. The Code also incorporates the Company’s policy on trading in the Company’s securities. A Code of Ethics, relating to Accounting Practice and Financial Reporting, has also been adopted by the Board and applies specifically to the Chief Executive Officer, Chief Financial Officer and senior finance officers of the Company who influence financial performance. The Code of Ethics is complementary to the Code of Conduct, copies of both of which are available in the Corporate Governance section of Orbital’s website.

5.2 Securities Ownership and Dealing

The Company’s policy with respect to Directors and Officers dealing in the Company’s shares or options states that:

•

Directors and Officers are prohibited from dealing in the Company’s securities at any time when they possess information which, if publicly disclosed, would be likely to affect the market price of the Company’s securities;

•	Directors and Officers are prohibited from short term trading in the Company’s securities;

•	Directors must obtain the written approval of the Chairman before undertaking any transactions involving the Company’s securities; and
•

Directors and Officers are prohibited from undertaking transactions in the Company’s securities during the period from one month prior to the proposed release of the Company’s annual or half-year result until two days after that release.

A copy of the Securities Trading Policy is available in the Corporate Governance section of Orbital’s website.

6. RISK MANAGEMENT

6.1	Approach to Risk Management and Internal Control

ASXCGC Recommendations 7.1, 7.4

The Board oversees the establishment, implementation and review of the Company’s risk management systems, which have been established by management for assessing, monitoring and managing operational, financial reporting and compliance risks for the Group. Responsibility for establishing and maintaining effective risk management strategies rests with senior management, accountable to the Chief Executive Officer and the Audit Committee of the Board. The Audit Committee reviews the risk management and internal control structure implemented by management so as to obtain reasonable assurance that the Group’s assets are safeguarded and that reliable financial records are maintained. Operational and other compliance risk management has also been reviewed and found to be operating efficiently and effectively. A copy of the Company’s risk management policy is available in the Corporate Governance section of Orbital’s website.

Risks to the Group arise from matters such as competitive technologies that may be developed, delays in government regulation, reduction in development and testing expenditure by the Company’s customers, the impact of exchange rate movements, environmental issues, occupational safety and health and financial reporting.

6.2 Internal Control Framework

ASXCGC Recommendations 7.2, 7.4

The Board recognises that no cost effective internal control system will preclude all errors and irregularities. The system is based upon written procedures, policies and guidelines, an organisational structure that provides an appropriate division of responsibility, and the careful selection and training of qualified personnel.

Established practices ensure:

•	Capital expenditure commitments are subject to authority level approval procedures;

•	Financial exposures are controlled by the use of forward exchange contracts, where appropriate;

•	Occupational safety and health issues are monitored by a safety committee;

•	Financial reporting accuracy and compliance with regulatory requirements; and

•	Compliance with environmental regulation.

Where risks, such as natural disasters, cannot be adequately mitigated using internal controls, those risks are transferred to third parties through insurance coverage to the extent considered appropriate.

CORPORATE GOVERNANCE STATEMENT

6.3 Chief Executive Officer and Chief Financial Officer Assurance

ASXCGC Recommendations 7.3, 7.4

The Chief Executive Officer and Chief Financial Officer have declared, in writing to the Board, that the Company’s financial reports are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and that they have evaluated the effectiveness of the company’s financial disclosure controls and procedures and have concluded that they are operating efficiently and effectively.

Monthly financial results are reported against budgets approved by the directors and revised forecasts for the year are prepared regularly.

6.4 Environmental Regulation

The Group holds a number of permits, licences and registrations for environmental regulation under both Australian Commonwealth and State legislation. These permits, licences and registrations are primarily for the storage of fuels and chemicals and the disposal of waste and are reviewed by the Group on an on-going basis. The directors are not aware of any material breaches during the period covered by this report.

7. EXTERNAL AUDITOR RELATIONSHIP

ASXCGC Recommendation 4.4

The Audit Committee oversees the terms of engagement of Orbital’s external auditor. The Audit Committee ensures that the audit approach covers all financial statement areas where there is a risk of material misstatement and that audit activities are carried out throughout the Orbital Group in the most effective, efficient and comprehensive manner.

The Committee has the responsibility for the appointment, compensation and oversight of the external Auditor and to ensure that the external Auditor meets the required standards for Auditor Independence. In monitoring Auditor Independence the Committee will have regard to any legislative or regulatory requirements, and the following principles:

•

It is mandatory that the Audit Partner responsible for the Audit be rotated at least every five years. At least two years must expire before the Audit Partner can again be involved in the Audit of the Group.

•

The Committee monitors the number of former employees of the external Auditor who were involved in auditing the company, currently employed in senior financial positions in the company, and assesses whether this impairs or appears to impair the Auditor’s judgment or independence in respect of the company. An individual auditor who was engaged by the external Auditor and participated in the company’s audit shall be precluded from employment as Chief Executive Officer or Chief Financial Officer of the company for a period of twelve months from the time of the audit.

•

Consider whether taken as a whole, the various relationships between the company and the external Auditor and the economic importance of the company (in terms of fees paid to the external Auditor for the Audit as well as fees paid to the external Auditor for the provision of non-audit services) to the external Auditor impair or appear to impair the Auditor’s judgment or independence in respect of the company.

•

The company shall not engage its external Auditor for certain non-audit services (including book-keeping, financial information systems design, valuations, actuarial services, internal audit outsourcing, human resources and unrelated legal/expert services). Any proposal to grant the external Auditor non-prohibited non-audit services will be referred to the Chairman of the Audit Committee by management prior to granting the work.

•	The Chairman of the Committee will meet (at least annually) with the external Auditors without the presence of management

8. DIVERSITY

ASXCGC Recommendations 3.2, 3.3, 3.4, 3.5

8.1 Diversity Policy

The Company respects and values the competitive advantage of diversity, and the benefit of its integration throughout the Company, in order to enrich the Company’s perspective, improve corporate performance, increase shareholder value, and enhance the probability of achievement of the Company’s objectives.

Diversity constitutes people at relevant levels within the Company (including board, senior executive, management and otherwise) with a diverse blend of skills, experiences, perspectives, styles and attributes gained from life’s journey, including on account of their culture, gender, age or otherwise.

The Company is committed to employing and retaining the best technical and non-technical staff based on their capacity to perform well for the Company.

A copy of the Diversity Policy is available in the Corporate Governance section of Orbital’s website.

8.2 Measurable Objectives - Diversity

The Board has not set any measurable objectives for gender diversity as it is satisfied that current employment, advancement and reward decisions regarding staff within the Company are made irrespective of race, religion, gender, age, or any other irrelevant point of difference, therefore no measureable objectives have been put in place at this time to specifically change or increase gender diversity.

8.3 Workforce gender profile at 30 June 2012

Proportion of women in total organisation:	13%

Proportion of women in senior executive positions:	0%

Proportion of women on the board:	25%

CORPORATE GOVERNANCE STATEMENT

9. ASX CORPORATE GOVERNANCE COUNCIL RECOMMENDATIONS CHECKLIST

The table below summarises the Group’s compliance with the ASX Corporate Governance Council’s Recommendations.

	Recommendation	Comply Yes / No	Reference
Principle 1 - Lay solid foundations for management and oversight
1.1	Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions.	Yes	2.1
1.2	Companies should disclose the process for evaluating the performance of senior executives.	Yes	Remuneration Report
1.3	Companies should provide the information indicated in the guide to reporting on Principle 1.	Yes	2.1, 2.8, Remuneration Report

Principle 2 - Structure the board to add value
2.1	A majority of the board should be independent directors.	Yes	2.2
2.2	The chair should be an independent director.	Yes	2.2
2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Yes	2.2
2.4	The board should establish a nomination committee.	Yes	3.1, 3.3
2.5	Companies should disclose the process for evaluating the performance of the board, its committees and individual directors.	Yes	2.8
2.6	Companies should provide the information indicated in the guide to reporting on Principle 2.	Yes	2.2, 2.4, 2.5, 2.7, 2.8, 3.1, 3.3

Principle 3 - Promote ethical and responsible decision-making
3.1	Companies should establish a code of conduct and disclose the code or a summary of the code as to: • The practices necessary to maintain confidence in the company’s integrity. • The practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders. • The responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	Yes	5.1
3.2	Companies should establish a policy concerning diversity and disclose the policy or a summary of that policy. The policy should include requirements for the board to establish measurable objectives for achieving gender diversity for the board to assess annually both the objectives and progress in achieving them.	Yes	8.1
3.3	Companies should disclose in each annual report the measurable objectives for achieving gender diversity set by the board in accordance with the diversity policy and progress towards achieving them.	No	8.2
3.4	Companies should disclose in each annual report the proportion of women employees in the whole organisation, women in senior executive positions and women on the board.	Yes	8.3
3.5	Companies should provide the information indicated in the guide to reporting on Principle 3.	Yes	5.1, 8.1, 8.2, 8.3

Principle 4 - Safeguard integrity in financial reporting
4.1	The board should establish an audit committee.	Yes	3.1, 3.2
4.2

The audit committee should be structured so that it:

•       Consists only of non-executive directors.

•       Consists of a majority of independent directors.

•       Is chaired by an independent chair, who is not chair of the board.

•       Has at least three members.

		Yes	3.1, 3.2

CORPORATE GOVERNANCE STATEMENT

	Recommendation	Comply Yes / No	Reference
4.3	The audit committee should have a formal charter.	Yes	3.1, 3.2

4.4	Companies should provide the information indicated in the guide to reporting on Principle 4.	Yes	3.1, 3.2, 7

Principle 5 - Make timely and balanced disclosure

5.1	Companies should establish written policies designed to ensure compliance with ASX listing rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.	Yes	4.2

5.2	Companies should provide the information indicated in the guide to reporting on Principle 5.	Yes	4.2

Principle 6 - Respect the rights of shareholders

6.1	Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Yes	4.1

6.2	Companies should provide the information indicated in the guide to reporting on Principle 6.	Yes	4.1

Principle 7 - Recognise and manage risk

7.1	Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Yes	6.1

7.2	The board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.	Yes	6.2

7.3	The board should disclose whether it has received assurance from the chief executive officer [or equivalent] and the chief financial officer [or equivalent] that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.	Yes	6.3

7.4	Companies should provide the information indicated in the guide to reporting on Principle 7.	Yes	6.1, 6.2, 6.3

Principle 8 - Remunerate fairly and responsibly

8.1	The board should establish a remuneration committee.	Yes	3.1

8.2	The remuneration committee should be structured so that it: • consists of a majority of independent directors. • is chaired by an independent chair. • has at least three members.	Yes	3.3

8.3	Companies should clearly distinguish the structure of nonexecutive directors’ remuneration from that of executive directors and senior executives.	Yes	2.9, Remuneration Report

8.4	Companies should provide the information indicated in the guide to reporting on Principle 8.	Yes	3.1

INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2012

	NOTE	CONSOLIDATED
		2012	2011
		$’000	$’000
Sale of goods		14,020	5,847
Consulting services income		7,131	9,492
Licence and royalty income		967	1,081
Other revenue	7	243	218

Total Revenue		22,361	16,638

Other income	8	1,325	6,110
Cost of goods sold	9(d)	(8,305)	(4,484)
Employee benefits expenses	9(a)	(11,481)	(10,494)
Depreciation and amortisation		(991)	(1,174)
Engineering consumables and contractors		(2,272)	(1,954)
Occupancy expenses		(1,734)	(1,165)
Travel and accommodation		(432)	(634)
Communications and computing		(783)	(593)
Patent costs		(322)	(300)
Insurance costs		(663)	(441)
Audit, compliance and listing costs		(569)	(704)
Finance costs	9(b)	(692)	(688)
Other expenses	9(c)	(2,179)	(1,777)
Share of profit from associate	16	3,480	3,233

(Loss)/profit before income tax		(3,257)	1,573
Income tax benefit	10(a)	204	190

(Loss)/profit for the year attributable to the members of the parent entity		(3,053)	1,763

Earnings/(loss) per share:
Basic earnings/(loss) per share (in cents)	11	(6.28)	3.65
Diluted earnings/(loss) per share (in cents)	11	(6.28)	3.65

The income statement is to be read in conjunction with the notes to the financial statements set out on pages 33 to 81.

STATEMENT OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 30 JUNE 2012

	CONSOLIDATED
	2012	2011
	$’000	$’000
Net (loss)/profit for the year	(3,053)	1,763

Other comprehensive income/(loss)
Share of foreign currency reserve of equity accounted investment	(199)	343
Foreign currency translation	830	(3,758)

Other comprehensive income/(loss) for the year, net of tax	631	(3,415)

Total comprehensive loss for the year	(2,422)	(1,652)

Total comprehensive loss for the year attributable to owners of the parent	(2,422)	(1,652)

The statement of comprehensive income is to be read in conjunction with the notes to the financial statements set out on pages 33 to 81.

STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2012

	Share Capital	Retained Profits	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
	$’000	$’000	$’000	$’000	$’000
At 1 July 2010	19,261	1,292	1,017	(770)	20,800
Profit for period	—	1,763	—	—	1,763
Other comprehensive loss	—	—	—	(3,415)	(3,415)
Total comprehensive income/(loss) for the period	—	1,763	—	(3,415)	(1,652)

Transactions with owners in their capacity as owners
Share based payments	84	—	250	—	334

Balance at 30 June 2011	19,345	3,055	1,267	(4,185)	19,482

At 1 July 2011	19,345	3,055	1,267	(4,185)	19,482
Loss for period	—	(3,053)	—	—	(3,053)
Other comprehensive income	—	—	—	631	631

Total comprehensive (loss)/income for the period	—	(3,053)	—	631	(2,422)

Transactions with owners in their capacity as owners
Share based payments	91	—	280	—	371

Balance at 30 June 2012	19,436	2	1,547	(3,554)	17,431

The statement of changes in equity is to be read in conjunction with the notes to the financial statements set out on pages 33 to 81.

STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2012

	NOTE	CONSOLIDATED
		2012	2011
		$’000	$’000
Assets
Current assets
Cash and cash equivalents	12	3,799	3,440
Other financial assets	13	1,371	3,434
Trade and other receivables	14	4,168	6,841
Inventories	15	5,197	4,060

Total Current Assets		14,535	17,775

Non-Current Assets
Investment in associate	16	13,696	11,406
Deferred tax assets	17	5,767	5,057
Property, plant & equipment	18	3,949	4,134
Intangibles and goodwill	19	2,257	2,402

Total Non-Current Assets		25,669	22,999

Total Assets		40,204	40,774

Liabilities
Current liabilities
Trade payables and other liabilities	20	4,841	5,004
Borrowings	21	2,864	936
Employee benefits	23	2,117	2,354
Deferred revenue	24	316	316
Government grants	27	225	225
Other provisions	25	526	195

Total Current Liabilities		10,889	9,030

Non-current liabilities
Borrowings	21	59	—
Long term borrowings	26	7,650	7,489
Employee benefits	23	119	132
Government grants	27	1,424	1,649
Contingent consideration	28	2,296	2,688
Other provisions	25	336	304

Total Non-Current Liabilities		11,884	12,262

Total Liabilities		22,773	21,292

Net Assets		17,431	19,482

Equity
Share capital	29	19,436	19,345
Reserves	30	(2,007)	(2,918)
Retained profits	30	2	3,055

Total Equity		17,431	19,482

The statement of financial position is to be read in conjunction with the notes to the financial statements set out on pages 33 to 81.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 30 JUNE 2012

	NOTE	CONSOLIDATED
		2012	2011
		$’000	$’000
Cash Flows from Operating Activities
Cash receipts from customers		25,209	17,070
Cash paid to suppliers and employees		(29,233)	(18,742)

Cash used in operations		(4,024)	(1,672)
Interest received		243	218
Interest paid		(250)	(104)
Income taxes paid		(214)	(234)

Net cash used in operating activities	35	(4,245)	(1,792)

Cash Flows from Investing Activities
Dividends received from associate		1,544	1,208
Net proceeds from sale of property, plant & equipment		49	8,557
Acquisition of plant & equipment		(696)	(481)
Costs incurred on development of intangibles		—	(593)
Acquisition of subsidiary	38	—	(1,780)
Redemption/(acquisition) of short term deposits		2,063	(3,434)

Net cash provided by investing activities		2,960	3,477

Cash Flows from Financing Activities
Proceeds from borrowings		1,930	—
Repayment of borrowings		(288)	(1,848)

Net cash provided by/(used in) financing activities		1,642	(1,848)

Net increase/(decrease) in cash and cash equivalents		357	(163)
Cash and cash equivalents at 1 July		3,440	3,608
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		2	(5)

Cash and cash equivalents at 30 June	12	3,799	3,440

Non-Cash Investing and Financing Activities

There were no non-cash investing or financing activities for the years ended 30 June 2011 and 2012.

Refer to note 6 for details of non-cash operating items.

The statement of cash flows is to be read in conjunction with the notes to the financial statements set out in pages 33 to 81.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

1.	REPORTING ENTITY

Orbital Corporation Limited (the “Company”) is a company domiciled in Australia. The address of the Company’s registered office is 4 Whipple Street, Balcatta, Western Australia. The consolidated financial report of the Company for the year ended 30 June 2012 comprises the Company and its subsidiaries (together referred to as the “Group”). Orbital Corporation Limited is a for-profit entity and the Group operates in a number of industries (see the Directors’ Report)

The consolidated financial report was authorised for issue by the directors on 21 September 2012.

2.	BASIS OF PREPARATION

(a)	Statement of Compliance with IFRS

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

(b)	Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis, except for contingent consideration which is measured at fair value.

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, all financial information presented in Australian dollars has been rounded to the nearest thousand unless otherwise stated.

Going Concern

The Group incurred a net loss after tax for the year ended 30 June 2012 of $3,053,000 (2011: Profit of $1,763,000) and experienced net cash outflows from operating activities of $4,245,000 (2011: $1,792,000). At 30 June 2012, the Group had net current assets of $3,646,000 (2011: $8,745,000). The cash and term deposit position of the Group at 30 June 2012 was $5,170,000.

This report has been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realisation of assets and settlement of liabilities in the normal course of business. In forming this view, the directors have taken into consideration the following:

•	Management’s strategies to improve sales and profits, while carefully controlling discretionary spending;

•	The unaudited net current assets and cash and term deposit position at 31 August 2012 are $3,021,000 and $5,270,000 respectively;

•

The company is listed on the Australian Securities Exchange, and has access to the Australian equity markets. Accordingly, management considers it maintains a reasonable expectation of being able to raise funding from the market if and when required; and

•	If required, the Group could contemplate a sale of non-current assets.

The Directors believe the company can meet all its liabilities as and when they fall due.

Should the Group not achieve the matters set out above, there is significant uncertainty whether the Group will continue as a going concern and therefore whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments to assets and liabilities that may be necessary if the Group is unable to continue as a going concern.

(c)	Functional and Presentation Currency

These consolidated financial statements are presented in Australian dollars, which is the Company’s functional currency and the functional currency of the majority of the Group.

(d)	Use of Estimates and Judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of Australian Accounting Standards that have a significant effect on the financial report and estimates with a significant risk of material adjustment in the next year are discussed in note 5.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	New Accounting Standards and Interpretations

The accounting policies adopted are consistent with those of the previous financial year. From 1 July 2011, the Group has adopted all the standards and interpretations mandatory for annual periods beginning on or after 1 July 2011. Adoption of these standards and interpretations did not have any effect on the financial position or performance of the Group. The Group has not elected to early adopt any new standards or amendments.

(b)	Basis of Consolidation

(i) Subsidiaries

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether a group controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intragroup transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

The acquisition of subsidiaries is accounted for using the acquisition method of accounting. The acquisition method of accounting involves recognising at acquisition date, separately from goodwill, the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The identifiable assets acquired and the liabilities assumed are measured at their acquisition date fair values.

The difference between the above items and the fair value of the consideration (including the fair value of any pre-existing investment in the acquiree) is goodwill or a discount on acquisition.

A change in the ownership interest of a subsidiary that does not result in a loss of control, is accounted for as an equity transaction.

If the Group loses control over a subsidiary, it

•	Derecognises the assets (including goodwill) and liabilities of the subsidiary.

•	Derecognises the carrying amount of any non-controlling interest.

•	Derecognises the cumulative translation differences, recorded in equity.

•	Recognises the fair value of the consideration received.

•	Recognises the fair value of any investment retained.

•	Recognises any surplus or deficit in profit or loss.

•	Reclassifies the parent’s share of components previously recognised in other comprehensive income to profit or loss.

(ii) Associate

The Group’s investment in its associate is accounted for using the equity method of accounting in the consolidated financial statements. The associate is an entity over which the Group has significant influence and that is neither a subsidiary nor a joint venture.

The Group generally deems they have significant influence if they have over 20% of the voting rights.

Under the equity method, investments in associates are carried in the consolidated statement of financial position at cost plus post-acquisition changes in the Group’s share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. After application of the equity method, the Group determines whether it is necessary to recognise any impairment loss with respect to the Group’s net investment in associates.

The Group’s share of its associates’ post-acquisition profit or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends received from the associate reduce the carrying amount of the investment.

When the Group’s share of losses in the associate equals or exceeds its interest in the associate, including any unsecured long-term receivables or loans, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

The associate’s accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of Consolidation (continued)

(iii) Transactions Eliminated on Consolidation

Intra-group balances, and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group’s interest in the entity with adjustments made to the investment in the associate. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment. Gains and losses are recognised as the contributed assets are consumed or sold or, if not consumed or sold, when the Group’s interest in such entities is disposed of.

(c)	Foreign Currency

(i) Foreign currency transactions

Transactions in foreign currencies are converted to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date (except those representing the Group’s net investment in subsidiaries and its associate – see below) are retranslated to the functional currency at the exchange rate at that date. Foreign exchange differences arising on translation are recognised in the income statement. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

(ii)  Financial statements of foreign operations

The assets and liabilities of foreign operations are translated to Australian dollars at exchange rates ruling at the reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at rates approximating the exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on retranslation are recognised directly in a separate component of equity described as ‘foreign currency translation reserve’.

(iii) Net investment in foreign operations

Exchange differences arising from the translation of balances representing the net investment in foreign operations are taken to the foreign currency translation reserve. They are released into the income statement upon disposal.

(d)	Financial Instruments

(i) Non-derivative financial instruments

Non-derivative financial instruments comprise trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

A financial instrument is recognised if the Group becomes party to the contractual provisions of the instrument. Financial assets are derecognised if the Group’s contractual rights to the cash flows from the financial asset expire or if the Group transfers the financial asset to another party without retaining control or substantially all risks and rewards of the asset. Regular way purchases and sales of financial assets are accounted for at trade date, i.e., the date that the Group commits itself to purchase or sell the asset. Financial liabilities are derecognised if the Group’s obligations specified in the contract expire or are discharged or cancelled.

Cash and cash equivalents - refer note 12

Cash and cash equivalents comprise cash balances, at call deposits and bank-endorsed bills of exchange at discounted value.

Other financial assets - refer note 13

Other financial assets comprise term deposits with financial institutions with maturities between 90 days and 365 days. Subsequent to initial recognition other financial assets are stated at amortised cost.

Trade and other receivables - refer note 14

Subsequent to initial recognition, trade receivables are stated at their amortised cost, less impairment losses. Normal settlement terms are 30 to 60 days. The collectability of debts is assessed at balance date and specific allowance is made for any doubtful accounts. Individual debts that are known to be uncollectible are written off when identified. An impairment allowance is recognised when there is objective evidence that the Group will not be able to collect the receivable. Financial difficulties of the debtor, default payments or debts more than 60 days overdue are considered objective evidence of impairment. The amount of the impairment loss is the receivable carrying amount compared to the present value of estimated future cash flows, discounted at the original effective interest rate.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Financial Instruments (continued)

(i) Non-derivative financial instruments (continued)

Trade and other payables - refer note 20

Liabilities are recognised for amounts due to be paid in the future for goods or services received. Subsequent to initial recognition, trade and other payables are stated at their amortised cost.

Trade payables are non-interest bearing and are normally settled on 30-day terms.

Borrowings - refer note 21

Included in current liabilities is an amount owing under a business bank bill loan facility utilised for working capital. The loan facility provides loans of no fixed duration with interest payable monthly. The loans are initially recognised at the fair value of consideration received plus transaction costs and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis.

Long term borrowings - refer note 26

Included in non-current liabilities is an amount owing to the Government of Western Australia resulting from a loan of $14,346,164 restructured in January 2010. The loan is interest-free with annual repayments commencing in May 2010 and concluding in May 2025.

The non-interest bearing loan from the Government of Western Australia was recognised initially at fair value and subsequently stated at amortised cost using the effective interest method. The difference between the fair value and face value of the loan is accounted for as a government grant as disclosed in note 26.

Contingent consideration - refer note 28

Included in non-current liabilities is an amount owing to the owners of the non-controlling interest in Sprint Gas (Aust) Pty Ltd. The contingent consideration was recognised initially at fair value and subsequently at fair value through profit and loss.

(ii)  Derivative financial instruments

The Group may use derivative financial instruments to hedge its exposure to foreign exchange fluctuations and interest rate movements. In accordance with its treasury policy, the Group entity does not hold the derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting are accounted for as trading instruments.

Derivative financial instruments are recognised initially at fair value. Subsequent to initial recognition, derivative financial instruments are stated at fair value. Changes in the fair value of the derivative financial instrument that are not designated as cash flow hedging instruments are recognised in profit or loss.

Cash flow hedges

Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised directly in equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in equity remains there until the forecast transaction occurs. When the hedged item is a non-financial asset, the amount recognised in equity is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in equity is transferred to profit or loss in the same period that the hedged item affects profit or loss.

(e)	Inventories - refer note 15

Inventories are carried at the lower of cost and net realisable value. Inventory is valued at average cost and includes expenditure incurred in acquiring the inventories and bringing them to their present location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(f)	Plant and Equipment - refer note 18

(i) Recognition and measurement

Items of plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Plant and Equipment - refer note 18 (continued)

(ii)  Subsequent costs

The cost of replacing part of an item of plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

(iii) Depreciation and Amortisation

Items of plant and equipment are depreciated/amortised on a straight line basis over their estimated useful lives. The depreciation rates used in the current and comparative period for each class of asset are as follows: Plant and Equipment 6.67% to 33.3%. Assets are depreciated or amortised from the date of acquisition.

The residual value, the useful life and the depreciation method applied to an asset are reassessed at least annually.

(iv) Asset Sales

The net profit or loss from asset sales are included as other income or expenses of the Group. The profit or loss on disposal of assets is brought to account at the date that an unconditional contract of sale is signed. The profit or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

(g)	Intangibles and goodwill - refer note 19

(i) Research and Development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development.

Expenditure on intangibles which may be capitalised includes the cost of materials and direct labour. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised expenditure is stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite.

(ii)  Patents, Licences and Technologies

Patents, licences and technology development and maintenance costs, not qualifying for capitalisation, are expensed as incurred.

(iii) Goodwill

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

When the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. When goodwill forms part of a cash-generating unit (group of cash-generating units) and an operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. Impairment losses recognised for goodwill are not subsequently reversed.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Impairment

(i) Financial assets

A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in profit or loss. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in equity is transferred to profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in profit or loss. For available-for-sale financial assets that are equity securities, the reversal is recognised directly in equity.

(ii)  Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(ii)  Goodwill

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates.

(i)	Share Capital - refer note 29

(i) Issued Capital

Share capital is recognised at the fair value of the consideration received.

(ii)  Dividends

Dividends are recognised as a liability in the period in which they are declared.

(iii) Transaction Costs

Transaction costs of an equity transaction are accounted for as a deduction from equity, net of any related income tax benefit.

(j)	Employee Benefits

(i) Short-term benefits - refer note 23

The provisions for employee entitlements to wages, salaries and annual leave due to be settled within 12 months of year end represent present obligations resulting from employees’ services provided up to the balance date, calculated at undiscounted amounts based on wage and salary rates that the Group expects to pay as at the reporting date including related on-costs, such as workers’ compensation and payroll tax. Expenses for non-accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Employee Benefits (continued)

(ii)  Long Service Leave - refer note 23

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees’ services provided up to balance sheet date.

The provision is calculated using estimated future increases in wage and salary rates including related on-costs and expected settlement dates based on the Group’s experience with staff departures and is discounted using the rates attached to national government securities at balance sheet date, which most closely match the terms of maturity of the related liabilities.

(iii) Defined Contribution Superannuation Fund - refer note 37

Obligations for contributions to the defined contribution superannuation fund are recognised as an expense in the income statement as incurred.

(iv)  Share-based payment transactions - refer note 36

Employees have been offered the right to take up shares in the Company under three plans (i) the Employee Share Plan No.1 provides $1,000 of shares per annum and is subject to qualification by length of service, (ii) the Executive Long Term Share Plan (“ELTSP”) is subject to qualification by length of service and achievement of corporate performance targets related to returns to shareholders, and (iii) the Performance Rights Plan is subject to qualification by length of service and achievement of share price targets.

The fair value of rights granted to employees is recognised as an employee benefit expense with a corresponding increase in equity. The fair value of the shares granted under the Employee Share Plan No.1 is based on the market price of the shares on the date of issue. The fair value of the ELTSP is measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the performance–based shares. The fair value of the shares granted is measured using a Monte-Carlo simulation model. The amount recognised as an expense is adjusted to reflect the actual number of shares that vest except where forfeiture is only due to market conditions that are not met. The fair value of the Performance Rights is measured at grant date taking into account the share price targets and spread over the expected life of the rights.

(k)	Provisions - Warranties - refer note 25

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provision for warranty is recognised when the underlying products are sold. The provision is based on historical claim data.

(l)	Revenue Recognition

Revenues are recognised and measured at the fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

(i) Revenue from Rendering of Services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due.

Revenue received in advance represents cash payments received from customers in accordance with contractual commitments prior to the performance of the service.

(ii)  Sale of goods

Revenue from the sale of goods is recognised when there is persuasive evidence, usually in the form of an executed sales agreement at the time of delivery of the goods to customer, indicating that there has been a transfer of risks and rewards to the customer, no further work or processing is required, the quantity and quality of the goods has been determined, the price is fixed and generally title has passed.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Revenue Recognition (continued)

(iii) Licence and royalties

Revenue earned under various licence, royalty and other agreements is recognised on an accrual basis upon the satisfactory completion of contracted technical specifications. Additional revenue may be earned after a fixed time interval or after delivery of a prototype engine and/or hardware meeting specified performance targets, provided the licence agreements are not terminated. Under the terms of the licence agreements, licensees are not specifically obliged to commence production and sale of engines using Orbital Technology and may terminate the agreements upon notice to Orbital. If a licensee were to terminate its licence agreement with Orbital, the licensee would forfeit the licence and any technical disclosure fees paid through to the date of termination. Revenue under royalty agreements is recognised when such amounts become due and payable.

(iv)  Interest Revenue

Revenue is recognised as interest accrues using the effective interest method.

(v)  Dividends

Revenue is recognised when the Group’s right to receive the payment is established.

(m)	Operating Leases

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease.

(n)	Finance Expense

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (i.e. an asset that necessarily takes a substantial period of time to get ready for its intended use or sale) are capitalised as part of the cost of that asset. All other borrowing costs are expensed in the period they occur.

Borrowing costs consist of interest and other costs that an entity incurs in connection with the borrowing of funds.

(o)	Income Tax - refer note 10

(i)  Current income tax expense and liability

Income tax on the profit or loss for the year presented comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(ii)  Deferred income tax expense and liability

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(iii) Tax Consolidation

The Company and its wholly-owned Australian resident entities have formed a tax-consolidated group with effect from 1 July 2002 and are therefore taxed as a single entity from that date. The head entity within the tax-consolidated group is Orbital Corporation Limited.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)	Operating Segments - refer note 6

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s executive management team (the chief operating decision maker) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the executive management team.

The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:

•	Nature of the products and services,

•	Nature of the production processes,

•	Type or class of customer for the products and services,

•	Methods used to distribute the products or provide the services, and if applicable

•	Nature of the regulatory environment.

Operating segments that meet the quantitative criteria as prescribed by AASB 8 are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

(q)	Goods and Services Tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amounts of GST included. The net amount of GST recoverable from, or payable to, the Australian Taxation Office is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(r)	Earnings Per Share - refer note 11

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period.

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares.

(s)	Government Grants - refer note 27

Government grants are recognised in the Statement of Financial Position as a liability when the grant is received. Government grants are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants received on compensation for expenses and losses already incurred or for the purpose of giving immediate financial support are recognised immediately in profit and loss for the period.

When the grant relates to a discount on services to be rendered in the future, the fair value is credited to deferred revenue and is released to the income statement over the periods that the discounted services are rendered.

When the grant relates to an asset (investment grants relating to the construction of a heavy duty engine test facility), the fair value is credited to deferred income and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)	Business Combinations - refer note 38

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity issued by the acquirer, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred, and included in administrative expenses.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic conditions, the Group’s operating or accounting policies and other pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognised at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognised in accordance with AASB 139 either in profit or loss or as a change to other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity

(u)	New standards and interpretations not yet effective

The following standards, amendments to standards and interpretations have been identified as those which may impact the entity in the period of initial application. They are available for early adoption at 30 June 2012, but have not been applied in preparing this financial report:

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
AASB 9 (IFRS 9)	Financial Instruments

AASB 9 (IFRS 9) includes requirements for the classification and measurement of financial assets resulting from the first part of Phase 1 of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement (AASB 139 Financial Instruments: Recognition and Measurement) (IAS 39).

These requirements improve and simplify the approach for classification and measurement of financial assets compared with the requirements of AASB 139 (IAS 39). The main changes from AASB 139 (IAS 39) are described below.

(a)    Financial assets are classified based on (1) the objective of the entity’s business model for managing the financial assets; (2) the characteristics of the contractual cash flows. This replaces the numerous categories of financial assets in AASB 139 (IAS 39), each of which had its own classification criteria.

(b)    AASB 9 (IFRS 9) allows an irrevocable election on initial recognition to present gains and losses on investments in equity instruments that are not held for trading in other comprehensive income. Dividends in respect of these investments that are a return on investment can be recognised in profit or loss and there is no impairment or recycling on disposal of the instrument.

(c)    Financial assets can be designated and measured at fair value through profit or loss at initial recognition if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would arise from measuring assets or liabilities, or recognising the gains and losses on them, on different bases.

			1 January 2013**	1 July 2013

AASB 2009-11	Amendments to Australian Accounting Standards arising from AASB 9 (IFRS 9)

•   These amendments arise from the issuance of AASB 9 Financial Instruments (IFRS 9) that sets out requirements for the classification and measurement of financial assets. The requirements in AASB 9 (IFRS 9) form part of the first phase of the International Accounting Standards Board’s project to replace AASB 139 Financial Instruments: Recognition and Measurement. (IAS 39)

•   This Standard shall be applied when AASB 9 (IFRS 9) is applied.

			1 January 2013**	1 July 2013

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
AASB 2010-7	Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) (IFRS 9)

The requirements for classifying and measuring financial liabilities were added to AASB 9 (IFRS 9). The existing requirements for the classification of financial liabilities and the ability to use the fair value option have been retained. However, where the fair value option is used for financial liabilities the change in fair value is accounted for as follows:

•    The change attributable to changes in credit risk are presented in other comprehensive income (OCI)

•    The remaining change is presented in profit or loss

If this approach creates or enlarges an accounting mismatch in the profit or loss, the effect of the changes in credit risk are also presented in profit or loss.

			1 January 2013**	1 July 2013

AASB 2011-2	Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence project - Reduced disclosure regime [AASB 101, AASB 1054]	This Standard makes amendments to the application of the revised disclosures to Tier 2 entities, that are applying AASB 1053.	1 July 2013	1 July 2013

AASB 10 (IFRS 10)	Consolidated Financial Statements

AASB 10 (IFRS 10) establishes a new control model that applies to all entities. It replaces parts of AASB 127 (IAS 27) Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and SIC-12 Consolidation - Special Purpose Entities.

The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority voting rights may give control.

			1 January 2013	1 July 2013

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
AASB 11 (IFRS 11)	Joint Arrangements	AASB 11 (IFRS 11) replaces AASB 131 (IAS 31) Interests in Joint Ventures and Interpretation 113 (SIC-13) Jointly- controlled Entities - Non-monetary Contributions by Ventures. AASB 11 (IFRS 11) uses the principle of control in AASB 10 (IFRS 10) to define joint control, and therefore the determination of whether joint control exists may change. In addition AASB 11 (IFRS 11) removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement. Joint operations that give the venturers a right to the underlying assets and obligations themselves is accounted for by recognising the share of those assets and obligations. Joint ventures that give the venturers a right to the net assets is accounted for using the equity method.	1 January 2013	1 July 2013

AASB 12 (IFRS 12)	Disclosure of Interests in Other Entities	AASB 12 (IFRS 12) includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structures entities. New disclosures have been introduced about the judgements made by management to determine whether control exists, and to require summarised information about associates and subsidiaries with non-controlling interests.	1 January 2013	1 July 2013

AASB 13 (IFRS 13)	Fair Value Measurement

AASB 13 (IFRS 13) establishes a single source of guidance under AASB (IFRS) for determining the fair value of assets and liabilities. AASB 13 (IFRS 13) does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value under AASB (IFRS) when fair value is required or permitted by AASB (IFRS). Application of this definition may result in different fair values being determined for the relevant assets.

AASB 13 (IFRS 13) also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.

			1 January 2013	1 July 2013

AASB 2011-7	Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards	This Standard makes amendments to several Australian Accounting Standards and Interpretations arising from the issuance of the consolidation and joint arrangements Standards.	1 January 2013	1 July 2013

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
AASB 2011-8	Amendments to Australian Accounting Standards arising from AASB 13 (IFRS 13)	This Standard makes amendments to several Accounting Standards and Interpretations. These amendments principally arise from the issuance of AASB 13 (IFRS 13)	1 January 2013	1 July 2013

AASB 119 (IAS 19)	Employee Benefits (revised)	The revised Standard requires the immediate recognition of defined benefit costs, improves the presentation and disclosure requirements for defined benefit plans and requires the recognition of short-term and other long-term employee benefits to be based on the expected timing of settlement rather than employee entitlement. These revisions will require retrospective application.	1 January 2013	1 July 2013

AASB 2011-10	Amendments to Australian Accounting Standards arising from AASB 119 (September 2011) (IAS 19)	This Standard makes amendments to several Australian Accounting Standards and Interpretations. These amendments principally arise from amendments to the revised employee benefits Standard.	1 January 2013	1 July 2013

AASB 2011-4	Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements [AASB 124]	This Standard removes the requirements to include individual key management personnel disclosures in the notes to and forming part of the Financial Report.	1 July 2013	1 July 2013

AASB 2011-9	Amendments to Australian Accounting Standards - Presentation of Items of Other Comprehensive AASB 101 (IAS 1)	This Standard amends the presentation of components of other comprehensive income including presenting separately those items that will be reclassified to profit or loss in the future and those that would not. Amendments will be applied retrospectively.	1 July 2012	1 July 2012

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	New standards and interpretations not yet effective (continued)

Reference	Title	Summary	Application date of standard*	Application date for Group*
AASB 2012-5	Annual Improvements 2009 - 2011 Cycle

This standard sets out amendments to various Standards and the related bases for conclusions and guidance.

The following items are addressed by this standard:

AASB 1 (IFRS 1) First-time Adoption of International Financial Reporting Standards

•   Repeated application of AASB 1 (IFRS 1)

•   Borrowing costs

AASB 101 (IAS 1) Presentation of Financial Statements

•   Clarification of the requirements for comparative information

AASB 116 (IAS 16) Property, Plant and Equipment

•   Classification of servicing equipment

AASB 132 (IAS 32) Financial Instruments: Presentation

•   Tax effect of distribution to holders of equity instruments

AASB 134 (IAS 34) Interim Financial Reporting

•   Interim financial reporting and segment information for total assets and liabilities

			1 January 2013	1 July 2013

*	Designates the beginning of the applicable annual reporting period unless otherwise stated.
**	AASB ED 215 Mandatory effective date of IFRS 9 proposes to defer the mandatory effective date of AASB 9 (IFRS 9) from annual periods beginning 1 January 2013 to annual periods beginning on or after 1 January 2015, with early application permitted. At the time of preparation, finalisation of ED 215 is still pending by the AASB. However, the IASB has deferred the mandatory effective date of AASB 9 (IFRS 9) to annual periods beginning on or after 1 January 2015, with early application permitted.

The directors have not determined the impact of the above new and amended accounting standards and interpretations.

(v)	Comparatives

Certain comparatives have been reclassified to conform with current year presentation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and short-term deposits, receivables, payables, and financial liabilities.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group from time-to-time enters into derivative transactions, principally forward currency contracts. The purpose is to manage the currency risks arising from the Group’s operations and its sources of revenue. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest and foreign exchange rates. Ageing analyses and monitoring of specific credit allowances are undertaken to manage credit risk, liquidity risk is monitored through the development of future rolling cash flow forecasts.

The Board reviews and agrees policies for managing each of these risks as summarised below.

Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks identified below, including the setting of limits for hedging cover of foreign currency and interest rate risk, credit allowances, and future cash flow forecast projections.

Risk Exposures and Responses

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash, cash equivalents on deposit and term deposits with Australian banks.

The primary goal of the Group is to maximize returns on surplus cash, using deposits with maturities of less than 90 days. Management continually monitors the returns on funds invested. The Group also has a term deposit of greater than 90 days and less than 365 days that has been pledged as security to the Group’s bankers for a finance facility.

At balance date, the Group had the following mix of financial assets and financial liabilities exposed to Australian variable interest rate risk that are not designated in cash flow hedges:

	CONSOLIDATED
	2012	2011
	$’000	$’000
Financial assets
Cash and cash equivalents	3,799	3,440

Financial liabilities
Interest bearing liabilities	2,577	648
Contingent consideration	2,296	2,688

	4,873	3,336

The following sensitivity analysis is based on the interest rate risk exposures in existence at reporting date:

At 30 June 2012, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post tax profit/(loss) Higher/(Lower)		Other comprehensive income Higher/(Lower)
	2012	2011	2012	2011
	$’000	$’000	$’000	$’000
Consolidated
+1% (100 basis points)	11	8	—	—
-.5% (50 basis points)	(5)	(4)	—	—

The movements in profit are due to higher/lower interest revenue from variable rate cash balances. The sensitivity is the same in 2012 as in 2011 because the only balances affected by interest rates are cash and interest-bearing loan balances.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (continued)

Foreign currency risk

As a result of the investment in Synerject LLC, an associate, the Group’s income statement and statement of financial position can be affected significantly by movements in the US$/A$ exchange rates.

The Group also has transactional currency exposures. Such exposure arises from sales or purchases by an operating entity in currencies other than the functional currency.

Approximately 6% (FY2011: 20%) of the Group’s sales are denominated in currencies other than the functional currency of the operating entity making the sale, whilst approximately 28% (FY2011: 14%) of costs are denominated in currencies other than the functional currency of the operating entity making the expenditure.

With respect to assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling forward foreign currency contracts at spot rates when incurred. The Group does not hold foreign currency positions for trading purposes.

At 30 June 2012, the Group had the following exposure to US$ foreign currency that is not designated in cash flow hedges:

	CONSOLIDATED
	2012	2011
	$’000	$’000
Financial assets
Cash and cash equivalents	42	68
Trade and other receivables	—	120

	42	188

Financial liabilities
Trade and other payables	216	139

At 30 June 2012, the Group had the following exposure to European Currency Units that is not designated in cash flow hedges:

Financial assets
Cash and cash equivalents	26	13
Trade and other receivables	36	23

	62	36

Financial liabilities
Trade and other payables	12	130

The following sensitivity is based on the foreign currency risk exposures in existence at reporting date:

At 30 June 2012, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax profit and other comprehensive income would have been affected as follows:

	Post Tax profit/(loss) Higher/(Lower)		Other comprehensive income Higher/(Lower)
	2012	2011	2012	2011
	$’000	$’000	$’000	$’000
Consolidated
AUD/USD/EURO +10%	12	4	—	—
AUD/USD/EURO -5%	(6)	(2)	—	—

The movements in profit in 2012 are more sensitive than in 2011 due to the higher level of net US Dollar liabilities and the net Euro financial assets position at balance date.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

4.	FINANCIAL RISK MANAGEMENTS OBJECTIVES AND POLICIES (continued)

Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents and trade and other receivables. The Group’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these financial assets (as outlined in each applicable note).

The Group does not hold any credit derivatives to offset its credit exposure, however the Group does hold receivable insurance where appropriate.

It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. Risk limits are set for each individual customer in accordance with parameters set by management. These risk limits are regularly monitored.

In addition, receivable balances are monitored on an ongoing basis.

There are no significant concentrations of credit risk within the Group and financial instruments are only invested with a major financial institution to minimise the risk of default of counterparties. An ageing of receivables is included in note 14.

Liquidity risk

The Group has established a finance facility with its bankers. The Group does not have any other bank overdrafts, bank loans, preference shares or committed available credit lines at 30 June 2012.

The only external borrowings of the Group are the finance facility repayable on demand and the interest free Western Australian Government loan of $14,346,164 repayable in yearly instalments from May 2010 to May 2025.

The Group has recognised a contingent consideration liability of $2,701,000 payable in November 2013 to the owners of the non-controlling interest in Sprint Gas (Aust) Pty Ltd.

The table below reflects all contractually fixed pay-offs, repayments and interest resulting from recognised financial liabilities as of 30 June 2012. For all obligations the respective undiscounted cash flows for the respective upcoming fiscal years are presented. Cash flows for financial liabilities without fixed amount or timing are based on the conditions existing at 30 June 2012. The Group’s approach to managing liquidity is to ensure, as far as is possible, that it will always have sufficient liquidity to meet its liabilities when due and payable without incurring unacceptable losses or risks.

The remaining contractual maturities of the Group’s financial liabilities are:

	2012	2011
	$’000	$’000
6 months or less	5,482	4,101
6-12 months	355	288
1-5 years	4,986	5,329
Over 5 years	10,846	11,763

	21,669	21,481

Fair value

The methods for estimating fair value are outlined in the relevant notes to the financial statements.

The Group’s contingent consideration liability belongs to level 3 fair value hierarchy, where the inputs for the valuation of the liability are not based on observable market data (unobservable inputs) (Level 3).

The following table shows a reconciliation of the movement in the fair value of the financial instruments categorised within Level 3 between the beginning and the end of the reporting period.

At 1 July	2,688	—
Recognised during the year	—	2,688
Released to the income statement	(392)	—

At 30 June	2,296	2,688

A gain of $392,000 was recognised in the income statement during the current year due to a change in the fair value of the contingent consideration. The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted at the present value using a market discount rate. During the year management revised the market discount rate from 9.8% to 7.8% and the estimated average EBITDA by reference to the actual results of the business since acquisition and the latest forecasts of future results for the business. This reduced the fair value of the contingent consideration and resulted in a fair value gain of $392,000, which has been reflected in the profit and loss account. If the business was to perform 20% better or 20% worse than forecast the estimated fair value of the contingent consideration would increase by $376,000/decrease by $376,000 respectively.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which form the basis of the carrying values of the assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

Management has identified the following critical accounting policies for which significant judgements, estimates and assumptions are made. Actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

(a)	Significant accounting judgements

Impairment of non-financial assets other than goodwill

The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product and manufacturing performance, technology, economic and political environments and future product expectations. If an impairment trigger exists the recoverable amount of the asset is determined. Given the current uncertain economic environment management considered that the indicators of impairment were significant enough and as such these assets have been tested for impairment in this financial period. Value in use models, based on approved budgets and forecasts, have been used to assess impairments of each cash generating unit.

Capitalised development costs

Development costs are only capitalised when it can be demonstrated that the technical feasibility of completing the intangible asset is valid so that the asset will be available for use or sale. During the comparative period the Group identified an impairment trigger in relation to the capitalised development costs for the aftermarket LPI kits and recognised an allowance for impairment of $1,065,000.

Consolidation of Sprint Gas (Aust) Pty Ltd

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specializing in the importation and wholesaling of LPG Fuel systems. Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. Management has determined that the Put and Call options, exercisable after 30 months, are in nature a forward contract and in substance represent contingent consideration. The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call option (Contingent consideration liability).

(b)	Significant accounting estimates and assumptions

Taxation

Judgement is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognised on the Statement of Financial Position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered more likely than not that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future cash flows. These depend on estimates of future production and sales volumes, operating costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised on the Statement of Financial Position and the amount of other tax losses and temporary differences not yet recognised. In such circumstances, some or all of the carrying amounts of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the income statement.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

5.	SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS (continued)

(b)	Significant accounting estimates and assumptions (continued)

Share-based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of shares granted under the Employee Share Plan No.1 is the market value on the date of issue. The fair value of the Executive Long Term Share Plan rights is determined by an external valuer using a monte-carlo simulation model, with the assumptions detailed in note 36. The fair value of the performance rights is determined by an external valuer using a monte-carlo simulation model, with assumptions detailed in note 36. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Impairment of goodwill and intangibles with indefinite useful lives

The Group determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating units, using a value in use discounted cash flow methodology, to which the goodwill and intangibles with indefinite useful lives are allocated. No impairment loss has been recognised in the current year in respect of goodwill.

Product warranty

In determining the level of provision required for product warranties the Group has made judgements in respect of the expected performance of the product, number of customers who will actually use the product warranty and how often, and the costs of fulfilling the performance of the product warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision. The related carrying amounts are disclosed in note 25.

Estimation of useful lives of assets

The estimation of the useful lives of assets has been based on historical experience as well as manufacturer’s warranties (for plant and equipment). In addition, the condition of the assets is assessed at least once per year and considered against the remaining useful life. Adjustments to useful lives are made when considered necessary.

Revenue from rendering of services

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to the extent of work performed. No revenue is recognised if there are significant uncertainties regarding recovery of the consideration due.

Recognition of contingent consideration

The Group has measured the value of the contingent consideration liability by reference to the fair values of the underlying obligations under the Put and Call options that give rise to the liability. In determining the fair values of underlying obligations under the Put and Call options the Group has made judgements in respect of the expected earnings before interest, depreciation and amortisation expected to be generated by the business during the calculation period.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

6.	OPERATING SEGMENTS

Identification of reportable segments

The group has identified its operating segments based on the internal reports that are reviewed and used by the executive management team (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The operating segments are identified by management based on the manner in which the product is sold, whether retail or wholesale, and the nature of the services provided, the identity of service line manager and country of origin. Discrete financial information about each of these operating businesses is reported to the executive management team on at least a monthly basis.

The reportable segments are based on the similarity of the products produced and sold and/or the services provided, as these are the sources of the Group’s major risks and have the most effect on the rates of return.

Types of products and services

System sales (sale of goods)

The system sales businesses provide LPG fuel systems to an Australian automobile manufacturer, LPG retrofit installers and also operate spare parts businesses for LPG fuel systems.

Consulting services (consultancy)

The consulting services business provides consultancy services to original equipment manufacturers, engine manufacturers and government departments. The engineering services provided include research, design, development, calibration, improvement, production support, performance testing, emissions testing and certification.

Royalties and licences (intellectual property rights)

The royalties and licences business receives revenue from licensees of Orbital technologies. Applications utilising Orbital technologies include outboard engines, autorickshaws and scooters.

Accounting policies

The following items and associated assets and liabilities are not allocated to operating segments as they are not considered part of the core operations of any segment:

•	Corporate management and finance and administration overhead expenses.

•	Share of profit from equity accounted investment.

•	Finance costs - including adjustments on provisions due to discounting.

•	Cash and cash equivalents.

•	Borrowings.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Inter-segment pricing is determined on an arm’s length basis.

Geographical information

The system sales segment is managed on an Australian basis. The consulting services and royalties and licences segments are managed on a worldwide basis.

In presenting geographical information revenue is based on the geographical location of customers and non-current assets are based on the geographical location of the assets.

Revenue is derived predominantly from the sale of LPG fuel systems, the provision of consulting services and the sale of intellectual property rights to Orbital’s OCP technology. The consolidated entity operates predominantly in the automotive, marine, motorcycle and unmanned aircraft system engine markets.

Major customers

The Group has a number of customers to which it provides both products and services. The system sales segment supplies an Australian automobile manufacturer with LPG fuel systems that accounted for 25.0% of external revenue (2011: 12.7%). The next most significant customer which accounted for 18.8% (2011: 12.2%) of external revenue was in the consulting services segment. No other customer accounts for more than 10% of revenue.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

6.	OPERATING SEGMENTS (continued)

(a)	Operating segments

	System sales		Consulting services		Royalties and licences(i)		Consolidated
	2012 $’000	2011 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000
Segment Revenue - external customers	14,020	5,847	7,131	9,492	967	1,081	22,118	16,420

Unallocated other revenue							243	218

Total Revenue							22,361	16,638

Segment result	380	(2,764)	(2,259)	161	463	610	(1,416)	(1,993)

Research & development							(954)	(1,158)
Unallocated expenses - net(ii)							(3,675)	(2,581)
Gain on sale of property, plant and equipment							—	4,760
Finance costs							(692)	(688)
Share of profit from associate							3,480	3,233

Net profit/(loss) before related income tax							(3,257)	1,573

Income tax benefit							204	190

Profit /(loss) after tax attributable to members							(3,053)	1,763

	System sales		Consulting services		Royalties and licences		Consolidated
	2012 $’000	2011 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000
Non-cash (revenue) and expenses
Depreciation and amortisation	458	488	533	686	—	—	991	1,174
Equity settled employee compensation	26	9	111	122	1	1	138	132
Other non-cash (income)/expenses	(262)	1,990	245	(216)	—	—	(17)	1,774

Segment non-cash expenses	222	2,487	889	592	1	1	1,112	3,080

Equity settled employee compensation							233	202
Amortisation of non-interest bearing loans							507	614
Gain on sale of property, plant & equipment							—	(4,760)
Share of profit from associate							(3,480)	(3,233)
Movement in provision for surplus lease space							177	372
Foreign exchange translation gain							(120)	(79)

Total non-cash (revenue) and expenses							(1,571)	(3,804)

(i)	Royalties and licences costs include direct patent costs.
(ii)	Unallocated expenses (net) include corporate management and finance and administration overhead expenses net of unallocated other income.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

6.	OPERATING SEGMENTS (CONTINUED)

(a)	Operating segments

	System sales		Consulting services		Royalties and licences		Consolidated
	2012 $’000	2011 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000
Segment Assets	9,921	9,482	5,387	7,619	263	336	15,571	17,437

Unallocated assets
Cash							3,799	3,440
Other financial assets							1,371	3,434
Investment in associate							13,696	11,406
Deferred tax assets							5,767	5,057

Consolidated Total Assets							40,204	40,774

Segment Liabilities	6,567	5,672	8,111	7,766	99	77	14,777	13,515

Unallocated liabilities
Long term borrowings							7,996	7,777

Consolidated Total Liabilities							22,773	21,292

Consolidated Net Assets							17,431	19,482

Segment acquisitions of non current assets	271	857	425	217	—	—	696	1,074

Acquisitions of non-current assets represent acquisitions of plant and equipment of $696,000 (2011: $1,074,000)

(b)	Geographic information

	Americas		Europe		Asia		Australia		Consolidated
	2012 $’000	2011 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000	2012 $’000	2011 $’000

Revenue - external customers	5,231	3,473	492	889	619	1,917	15,776	10,141	22,118	16,420

Non-current assets	19,135	16,122	—	—	—	—	6,534	6,877	25,669	22,999

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

CONSOLIDATED
2012	2011
$’000	$’000
7.	OTHER REVENUE

Interest revenue	243	218

8.	OTHER INCOME

Gain on sale of property, plant and equipment	15	4,760
Automotive grant income(a)	545	680
Net foreign exchange gains	120	79
Grant income	253	591
Fair value movement in contingent consideration	392	—

	1,325	6,110

(a)	The Group received Automotive Transformation Scheme (ATS) credits from the Federal Government for qualifying research and development activities and accounts for these as government grants.

9.	EXPENSES

(a)	Employee benefits expense

Salaries and wages	9,529	8,249
Contributions to defined contributions superannuation funds	984	892
Share based payments	371	334
(Decrease)/Increase in liability for annual leave	(54)	18
(Decrease)/Increase in liability for long service leave	(108)	19
Termination costs	113	418
Other associated personnel expenses	646	564

	11,481	10,494

(b)	Finance costs

Interest on borrowings	185	74
Non-cash interest expense WA Government Loan	507	614

	692	688

(c)	Other expenses

Administration	363	145
Marketing	282	73
Investor relations	59	28
Freight & courier	195	81
Motor vehicle expenses	73	8
Impairment of receivables	429	43
Allowance for warranty	191	91
Write-off previously capitalised development expenditure	—	1,065
Other	587	243

	2,179	1,777

(d)	Cost of goods sold

Raw materials and consumables purchased	9,442	3,182
Inventory write-downs (Note 15)	—	942
Change in inventories	(1,137)	360

	8,305	4,484

(e)	Lease payments included in income statement

Minimum lease payments - operating lease	1,004	490

(f)	Research and development costs

Research and development costs charged directly to the income statement:
- Green Car Innovation Fund project	—	963
- Other research & development	954	195

	954	1,158

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

10.	INCOME TAX

	CONSOLIDATED
	2012	2011
	$’000	$’000

(a) Recognised in the income statement

Current income tax
Current year expense	(252)	(342)

Deferred tax
Relating to originating and reversing temporary differences	(13)	—
Benefit on recognition of tax losses	469	532

	456	532

Total income tax benefit in income statement	204	190

(b) Numerical reconciliation between tax benefit and pre-tax net (loss)/profit

(Loss)/profit before tax	(3,257)	1,573

Income tax using the statutory tax rates	977	(472)
- Non deductible expenditure	(274)	(711)
- Non assessable items	118	706
- Deferred tax assets (not recognised)/not brought to account in prior years now recognised	(330)	922
- Net withholding tax recouped/(paid)	8	(70)
- United States of America Federal and State taxes	(295)	(185)

Income tax benefit on pre-tax net profit	204	190

(c)	Tax consolidation

Members of the tax consolidated group and the tax sharing arrangement

Orbital Corporation Limited and its 100% owned Australian resident subsidiaries formed a tax consolidated group with effect from 1 July 2002. Orbital Corporation Limited is the head entity of the tax consolidated group. Members of the group have entered into a tax sharing agreement that provides for the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement on the basis that the possibility of default is remote.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

11.	EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share at 30 June 2012 was based on the loss attributable to ordinary shareholders of $3,053,202 (2011: profit $1,763,084) and a weighted average number of ordinary shares outstanding during the financial year ended 30 June 2012 of 48,612,706 shares (2011: 48,325,837 shares), calculated as follows:

	CONSOLIDATED
	2012	2011
	$’000	$’000
Profit/(Loss) attributable to ordinary shareholders	(3,053,202)	1,763,084

Weighted average number of ordinary shares	Number	Number
Weighted average number of ordinary shares at 30 June	48,612,706	48,325,837
Effect of potential dilutive ordinary shares	—	—

Weighted average number of potential dilutive ordinary shares at 30 June	48,612,706	48,325,837

Earnings/(loss) per share	Cents	Cents
Basic earnings/(loss) per share	(6.28)	3.65

Diluted earnings/(loss) per share	(6.28)	3.65

Rights granted to employees (including Key Management Personnel) as described in note 36 are considered to be potential ordinary shares. These potential ordinary shares have not been included in the determination of basic earnings per share. In the current year, no potential shares which are issuable under the ELTSP have been included in the diluted earnings per share calculation. The 4,227,300 rights granted under the ELTSP and the 1,150,000 performance rights have not been included in the diluted earnings per share calculation as they are contingent on future performance.

12.	CASH AND CASH EQUIVALENTS

	CONSOLIDATED
	2012	2011
	$’000	$’000
Cash at bank	503	1,181
Cash at bank - US dollars	42	68
Cash at bank - European currency units	26	13
At call deposits - financial institutions	3,228	2,178

	3,799	3,440

13.	OTHER FINANCIAL ASSETS

Short term deposits - financial institutions	1,371	3,434

Short term deposits represents term deposits with financial institutions for periods greater than 90 days and less than 365 days earning interest at the respective term deposit rates at time of lodgement.

Due to the short term nature of the deposits carrying value approximates fair value. Short term deposits are only invested with a major financial institution to minimise the risk of default of counterparties.

Short term deposits are held as collateral for the interest bearing loan with Westpac Banking Corporation, refer note 21 for further details.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

14.	TRADE AND OTHER RECEIVABLES

	CONSOLIDATED
	2012	2011
	$’000	$’000
Current
Trade receivables	3,572	6,284
Allowance for impairment loss(a)	(5)	(154)

	3,567	6,130
Accrued royalties	264	288
Taxation instalments	—	48
Other receivables	48	117
Prepayments	289	258

	4,168	6,841

(a)	Allowance for impairment loss

Trade receivables are non-interest bearing and are generally on 30-60 day terms. An allowance for impairment loss is recognised when there is objective evidence that an individual trade receivable is impaired. An impairment allowance account of $5,000 (2011: $154,000) has been recognised by the Group at balance date. Movement in this allowance account has been included in the other expenses item.

Movements in the allowance for impairment loss were as follows:

At 1 July	(154)	(116)
Charge for the year	(429)	(43)
Amounts written off	578	5

At 30 June	(5)	(154)

At 30 June, the ageing analysis of trade receivables is as follows:

		Total	0-30 days	31-60 days	61-90 days PDNI*	+91 days PDNI*	+91 days CI*
2012	Consolidated	3,572	2,288	1,074	202	3	5
2011	Consolidated	6,284	4,484	1,097	267	282	154

Receivables past due but not considered impaired are $205,000 (2011:$549,000). Payment terms on these amounts have not been re-negotiated. Management has been in contact with each relevant debtor and is satisfied that payment will be received in full.

Other balances within trade and other receivables do not contain impaired assets and are not past due. It is expected that these other balances will be received when due.

(b)	Fair value and credit risk

Due to the short term nature of these receivables, their carrying value is assumed to approximate fair value.

The maximum exposure to credit risk is the fair value of receivables. Collateral is not held as security.

(c)	Foreign exchange and interest rate risk

Detail regarding foreign exchange and interest rate risk exposure is disclosed in note 4.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

15.	INVENTORIES

	CONSOLIDATED
	2012	2011
	$’000	$’000
Materials and production supplies - at lower of cost and net realisable value	5,197	4,060

(a)	Inventory expense

Inventories recognised as an expense for the year ended 30 June 2012 totalled $8,305,000 (2011: $4,484,000) for the Group (Refer to Note 9(d)).

Inventory write-downs recognised as an expense totalled $nil (2011: $942,000) for the Group.

16.	INVESTMENT IN ASSOCIATE

(a)	Interest in Synerject LLC

The Group holds a 42% share of Synerject LLC. The investment is recognised and disclosed as an investment in an associate.

The principal activities of Synerject LLC are the marketing, sale and manufacture, including research and development in the area of engine management systems and components in the marine, recreational, motorcycle and utility markets.

The Group accounts for the investment in Synerject using the equity method. Synerject’s USGAAP reported results are converted to IFRS for accounting for the Group’s share of Synerject’s net profit and net assets recognised.

Other information for Synerject is as follows:

Country of incorporation:	USA
Financial Year end:	31 December
30 June Ownership:	2012: 42%; 2011: 42%

	2012	2011
	US$’000	US$’000
Revenues (100%)	127,548	121,673
Profit (100%)	8,045	7,315

Current assets	45,789	45,427
Non-current assets	12,880	12,058
Current liabilities	27,936	29,562
Non-current liabilities	2,654	3,463

Net assets	28,079	24,460

	2012	2011
	A$’000	A$’000
Revenues (100%)	124,413	123,163
Profit (100%)	7,847	7,405

Current assets	44,931	42,301
Non-current assets	12,639	11,228
Current liabilities	27,412	27,528
Non-current liabilities	2,604	3,224

Net assets	27,554	22,777

Share of Synerject’s net profit recognised	3,480	3,233

Share of Synerject’s net assets equity accounted	13,696	11,406

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

16.	INVESTMENT IN ASSOCIATE (continued)

(b)	Movement in the carrying amount of the Group’s interest in Synerject

	CONSOLIDATED
	2012	2011
	$’000	$’000
Beginning of year	11,406	11,534
Share of profits after tax	3,480	3,233
Share of reserves	(199)	343
Dividends received	(1,544)	(1,208)
Unrealised foreign exchange movements	553	(2,496)

End of year	13,696	11,406

(c)	Results of Synerject

Share of Synerject’s profit before income tax	3,254	3,181
Share of income tax benefit/(expense)	42	(71)

Share of Synerject’s net profit	3,296	3,110
Adjustments:
- dissimilar accounting treatment with respect to intangibles	184	123

	3,480	3,233

(d)	Commitments

Share of Synerject’s capital commitments contracted but not provided for or payable:
Within one year	376	292
One year or later and no later than five years	1,090	1,014
Later than 5 years	257	467

	1,723	1,773

17.	DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

Consolidated	Deferred Tax Assets		Deferred Tax Liabilities		Net
	2012	2011	2012	2011	2012	2011
	$’000	$’000	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	5,439	4,716	—	—	5,439	4,716
Other net temporary differences(a)	2,130	2,400	(1,802)	(2,059)	328	341

Net tax assets	7,569	7,116	(1,802)	(2,059)	5,767	5,057

Under the tax laws of the United States, tax losses that cannot be fully utilised for tax purposes during the current year may be carried forward, subject to some statutory limitations, to reduce taxable income in future years. At 30 June 2012, the available tax carry forward losses of US$31,679,109 (2011: US$37,618,064) expire between the years 2012 and 2024.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

17.	DEFERRED TAX ASSETS AND LIABILITIES (continued)

Movement in temporary differences during the year

	Consolidated
	Balance 1-Jul-10	Acquired during the year	Recognised in income	Recognised in equity(b)	Balance 30-Jun-11
	$’000	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	5,215	—	532	(1,031)	4,716
Other temporary differences	—	341	—	—	341

Net tax assets	5,215	341	532	(1,031)	5,057

	Consolidated
	Balance 1-Jul-11	Acquired during the year	Recognised in income	Recognised in equity(b)	Balance 30-Jun-12
	$’000	$’000	$’000	$’000	$’000
Tax value of loss carry-forwards recognised	4,716	—	469	254	5,439
Other temporary differences	341	—	(13)	—	328

Net tax assets	5,057	—	456	254	5,767

CONSOLIDATED
2012	2011
$’000	$’000

(a)	Other net temporary differences

Deferred tax assets
Annual leave	293	339
Long service leave	378	407
Staff bonus	—	15
Revenue in advance	1,150	1,122
Inventory provision	309	419
Other	—	98

	2,130	2,400

Deferred tax liabilities
Government loan	(1,627)	(1,851)
Other	(175)	(208)

	(1,802)	(2,059)

Net temporary differences	328	341

(b)	The amounts recognised through equity represent the foreign exchange differences arising on the translation of the foreign subsidiary.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

Australia (net at 30%)
Tax losses	19,821	17,907
Timing difference from provision for capital loss on investment	1,934	1,934
Other net temporary differences	621	233

	22,376	20,074

United States of America (net at 34%)
Tax losses	5,130	7,194
Other net temporary differences	2,949	3,339

	8,079	10,533

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

18.	PLANT AND EQUIPMENT

	CONSOLIDATED
	2012	2011
	$’000	$’000
Plant and equipment
At cost	17,797	21,693
Less: accumulated depreciation	(13,848)	(17,559)

Total plant and equipment - net book value	3,949	4,134

Reconciliations
Reconciliations of the carrying amounts for plant and equipment is set out below:

Plant and equipment
Carrying amount at beginning of year	4,134	4,900
Additions	696	481
Acquired in business combination	—	468
Disposals	(35)	(839)
Depreciation	(846)	(876)

Carrying amount at end of year	3,949	4,134

Total
Carrying amount at beginning of year	4,134	7,911

Carrying amount at end of year	3,949	4,134

All plant and equipment of the Group is subject to floating charges from the Group’s banker (see note 22) and from the Government of Western Australia (see note 26).

Finance leases

The carrying value of plant and equipment held under finance leases and hire purchase contracts at 30 June 2012 was $77,000 (2011: $nil). Additions during the year include $78,000 (2011: $nil) of plant and equipment under finance leases and hire purchase contracts. Leased assets and assets under hire purchase contracts are pledged as security for the related finance lease and hire purchase liabilities.

19.	INTANGIBLES AND GOODWILL

Net carrying value
Goodwill acquired in business combinations
At cost	1,965	1,965

Capitalised development expenditure
At cost	826	1,891
Less: accumulated amortisation and impairment	(534)	(389)
Less: allowance for impairment/write-off	—	(1,065)

	292	437

Total intangibles and goodwill - net book value	2,257	2,402

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

19.	INTANGIBLES AND GOODWILL (continued)

(a)	Reconciliation of carrying amounts at the beginning and end of the period

	CONSOLIDATED
	2012	2011
	$’000	$’000
Reconciliations of the carrying amounts for goodwill
Carrying amount at beginning of year	1,965	363
Goodwill arising from acquisition of Sprint Gas business (note 38)	—	1,602

Carrying amount at end of year	1,965	1,965

Reconciliations of the carrying amounts for capitalised development expenditure

Carrying amount at beginning of year	437	1,162
Additions	—	593
Write-off of previously capitalised development expenditure	—	(1,065)
Amortisation	(145)	(253)

Carrying amount at end of year	292	437

(b)	Description of the Group’s intangible assets and goodwill

Goodwill

The goodwill arose on the acquisitions of Boral Alternative Fuel Systems on 26 June 2008 ($363,000) and Sprint Gas (Aust) Pty Ltd on 27 May 2011 ($1,602,000).

After initial recognition, goodwill acquired in a business combination is measured at cost less any accumulated impairment losses. Goodwill is not amortised but is subject to impairment testing on an annual basis or whenever there is an indication of impairment.

Capitalised development expenditure

Expenditure on development activities relating to next generation LPG fuel systems for the Ford EcoLPI Falcon have been capitalised. The EcoLPI range of Falcon vehicles were launched by Ford Australia in July 2011.

(c)	Impairment losses recognised

An impairment loss of $1,065,000 on previously capitalised development expenditure was recognised for continuing operations in the 2011 financial year (2012: $nil). The impaired development expenditure related to the development of LPG fuel systems for aftermarket conversions. The impairment loss was recognised as a result of the contraction of the Australian LPG retrofit market, which led to a significant decrease in the number of vehicles being converted to LPG during the reporting period and to lower than expected penetration of our Liquid LPG product into this contracting market. The assessment of recoverable amount was based on a value in use model using a discount rate of 18.4% and was determined at the cash-generating unit level. The impairment loss was recognised in the income statement in the line item “other expenses”.

(d)	Impairment tests for goodwill and intangibles

(i) Description of the cash generating units and other relevant information

Goodwill acquired through business combinations have been allocated to and are tested at the level of their respective cash generating units, each of which is a cash generating unit within the same reportable segment (refer to note 6), for impairment testing as follows:

•	Orbital Autogas Systems cash generating unit

•	Sprint Gas cash generating unit

Orbital Autogas Systems cash generating unit

The recoverable amount of the Orbital Autogas Systems cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2012 based on financial budgets approved by management covering a three-year period.

The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.0% (2011: 18.4%).

Sprint Gas cash generating unit

The recoverable amount of the Sprint Gas cash generating unit has been determined based on a value in use calculation using cash flow projections as at 30 June 2012 based on financial budgets approved by management covering a three-year period.

The pre-tax, risk-adjusted discount rate applied to these cash flow projections is 18.0% (2011: 18.4%).

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

19.	INTANGIBLES AND GOODWILL (continued)

(d)	Impairment tests for goodwill and intangibles (continued)

(ii) Carrying amount of goodwill and intangible assets allocated to each of the cash generating units

The carrying amounts of goodwill and intangible assets allocated to the Orbital Autogas Systems segment and to the Sprint Gas segment are shown below:

	Orbital Autogas Systems		Sprint Gas		Total
	2012	2011	2012	2011	2012	2011
	$’000	$’000	$’000	$’000	$’000	$’000
Carrying amount of goodwill	363	363	1,602	1,602	1,965	1,965
Carrying amount of capitalised development expenditure	292	437	—	—	292	437

(iii) Key assumptions used in value in use calculations for the Orbital Autogas Systems and Sprint Gas units, respectively, for 30 June 2012 and 30 June 2011

The calculations of value in use for the Orbital Autogas Systems and Sprint Gas cash generating units are most sensitive to the following assumptions:

•	Revenue

•	Gross margins

•	Discount rates

Revenues - revenues for the Orbital Autogas Systems unit are based on expected volumes of production of the Ford EcoLPI Falcon by its largest customer, Ford Australia, over the budget period and for the Sprint Gas unit are based on values achieved in the current year and management estimates for the budget period.

Gross margins - gross margins are based on the average values achieved in the years preceding the start of the budget period.

Discount rates - discount rates reflect management's estimate of the time value of money and the risks specific to each unit that are not already reflected in the cash flows. In determining appropriate discount rates for each unit, regard has been given to the external borrowing rate of the entity as a whole.

(iv) Sensitivity to changes in assumptions

Orbital Autogas Systems sales unit

With regard to the assessment of the value in use of the Orbital Autogas Systems sales unit, management believe that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

Sprint Gas sales unit

With regard to the assessment of the value in use of the Sprint Gas sales unit, management believe that no reasonably possible change in any of the above key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

20.	TRADE PAYABLES AND OTHER LIABILITIES

	CONSOLIDATED
	2012	2011
	$’000	$’000
Current
Trade creditors and accruals	2,973	3,453
Revenues received in advance	1,868	1,551

	4,841	5,004

(a)	Fair value

Due to the short term nature of trade payables and other liabilities, their carrying value is assumed to approximate their fair value.

(b)	Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

21.	BORROWINGS

	CONSOLIDATED
	2012	2011
	$’000	$’000
Current
Obligations under hire purchase contracts	18	—
Current portion of long term borrowings (see note 26)	346	288
Loans and advances - secured(a)	2,500	648

	2,864	936

Non-current
Obligations under hire purchase contracts	59	—

(a)	Security

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities totalling $3,205,000 (2011: $3,365,000).

(b)	Maturity

Obligations under hire purchase contracts mature in 2014 and 2015. The secured loans and advances can be repaid and redrawn at any time up to 28 March 2014.

(c)	Interest

Interest calculations on the hire purchase contracts are based on fixed interest rates applicable at the date of drawdown and payable monthly. The average interest rate on hire purchase contracts at reporting date is 7.35% (2011: not applicable). Interest calculations on the secured loans and advances are based on variable interest rates payable monthly. The average interest rate on secured loans and advances at reporting date is 7.35% (2011: 8.49%)

(d)	Fair value

Due to the short term nature of these loans, their carrying value is assumed to approximate their fair value.

(e)	Interest rate, foreign exchange and liquidity risk

Information regarding interest rate, foreign exchange and liquidity risk exposure is set out in note 4.

22.	FINANCING ARRANGEMENTS

	Note
The consolidated entity has standby arrangements with Westpac Banking Corporation to provide support facilities:

Total facilities available
Forward exchange contracts facility		—	200
Bank Bill Business Loan/Trade finance facility		2,500	2,500
Corporate credit card facility		200	200
Bank guarantee		505	465

		3,205	3,365

Facilities utilised at balance date
Forward exchange contracts facility		—	—
Bank Bill Business Loan/Trade finance facility	21	2,500	648
Corporate credit card facility		25	34
Bank guarantee		505	465

		3,030	1,147

Facilities not utilised at balance date
Forward exchange contracts facility		—	200
Bank Bill Business Loan/Trade finance facility		—	1,852
Corporate credit card facility		175	166
Bank guarantee		—	—

		175	2,218

A first ranking mortgage debenture with fixed and floating charges over the whole of the assets has been granted to the Company’s banker for the establishment of the credit facilities and forward exchange contracts totalling $3,205,000 (2011: $3,365,000).

The Company has also provided the Company’s banker with security over a short term deposit of $1,365,000 (2011: $3,365,000) held by the Company’s banker as cash collateral for the financing facilities.

The bank guarantee has been provided for the benefit of the landlords of the Balcatta and Brisbane premises.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

23.	EMPLOYEE BENEFITS

	CONSOLIDATED
	2012	2011
	$’000	$’000

(a) Current	2,117	2,354

(b) Non-Current	119	132

(c) Aggregate Liability for employee entitlements	2,236	2,486

The present value of employee entitlements not expected to be settled within twelve months of balance date have been calculated using the following weighted averages:

Assumed rate of increase in wage and salary rates	4.0%	4.0%
Discount rate at 30 June	3.0%	5.1%
Settlement term (years)	10	10

Number of employees

Number of employees at year end	108	118

24.	DEFERRED REVENUE

(a) Current

Deferred revenue for operation of heavy duty engine testing facility	316	316

(b) Movement in deferred revenue

At 1 July	316	316
Transferred from government grants (see note 27)	—	—
Released to the income statement	—	—

At 30 June	316	316

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The terms of the Grant included providing the Commonwealth with preferential access to the facility at a discount to the commercial rate. This discount to commercial rates of $512,000 has been transferred from government grants (see note 27) and recorded as deferred revenue.

The deferred revenue will be recognised as income over the periods in which the Commonwealth utilises the Heavy Duty Engine Testing Facility at discounted rates.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

25.	OTHER PROVISIONS

	CONSOLIDATED
	2012 $’000	2011 $’000

(a) Current
Warranties	279	88
Surplus lease space	182	37
Other	65	70

	526	195

(b) Non-Current
Surplus lease space	336	304

(c) Reconciliations
Reconciliations of the carrying amounts for each class of provisions are set out below:

Warranties - current
Carrying amount at beginning of year	88	119
Arising during the year	191	91
Utilised	—	(122)

Carrying amount at end of year	279	88

Surplus lease space - current
Carrying amount at beginning of year	37	—
Utilised	(214)	(13)
Reclassified from non-current	359	50

Carrying amount at end of year	182	37

Other provisions - current
Carrying amount at beginning of year	70	54
Arising during the year	65	70
Utilised	(70)	(54)

Carrying amount at end of year	65	70

Surplus lease space - non-current
Carrying amount at beginning of year	304	—
Arising during the year	391	354
Reclassified to current	(359)	(50)

Carrying amount at end of year	336	304

The product warranty provision relates to sales of LPG fuel systems and also the sale of small unmanned aircraft engines. In determining the level of provision required for product warranties the Group has made judgements in respect of the expected performance of the product, number of customers who will actually use the product warranty and how often, and the costs of fulfilling the performance of the product warranty. Historical experience and current knowledge of the performance of products has been used in determining this provision.

Surplus lease space provision relates to certain unutilised office space. The provision takes account of estimated rental income Orbital is able to recover by sub-letting the space.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

26.	LONG TERM BORROWINGS

	CONSOLIDATED
	2012 $’000	2011 $’000
Non-Current
Loans and advances - secured	7,650	7,489

The Government of Western Australia had previously provided the company with a fully utilised loan facility of $19,000,000 under the terms of a “Development Agreement”. During the 2010 year Orbital reached agreement with the WA Government through the Department of Commerce for the Restructure of the Non-Interest Bearing Loan.

Under the agreed restructure the original loan has been terminated and replaced by a new loan of $14,346,000 with the following terms and conditions.

•	Term - 2010 to 2025.

•	Repayments - Commencing May 2010 at $200,000 per annum.

•	Repayments - Increasing annually to a maximum of $2,100,000 per annum in 2023.

•	Interest free.

The restructured loan’s net fair value at 27 January 2010 utilising a market interest rate of 6.52% was $7,558,000 which compares to the carrying value of the old loan of $15,253,000 at that date. In accordance with the Accounting Standards, the benefit of the interest free government loan amounting to $7,695,000 was accounted for as a government grant.

This loan facility is secured by way of a second ranking floating debenture over the whole of the assets and undertakings of the Company.

The non-interest bearing loan from the Government of Western Australia was initially recognised at fair value and subsequently stated at amortised cost with any difference between cost and repayment value being recognised in the income statement over the period of the borrowings on an effective interest basis. During the 2011 year Orbital made an additional loan repayment to the Government of Western Australia of $200,000.

The fair value of the loan 2012: $7,605,365 (2011:$7,423,513) is calculated by discounting the expected future cash flows at the prevailing market interest rate at reporting date 2011: 7.35% (2011: 7.23%)

27.	GOVERNMENT GRANTS

Current liabilities
Investment grant for construction of heavy duty engine testing facility	225	225

Non-current liabilities
Investment grant for construction of heavy duty engine testing facility	1,424	1,649

Total government grants deferred	1,649	1,874

Movement in government grants
At 1 July	1,874	2,099
Released to the income statement	(225)	(225)

At 30 June	1,649	1,874

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility. The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility.

The terms of the Grant included providing the Commonwealth with preferential access to the facility at a discount to the commercial rate. This discount to commercial rates of $512,000 has been transferred to deferred revenue (see note 24) and recorded as deferred revenue.

The government grant will be recognised as income over the periods and in the proportions in which depreciation on the heavy duty engine test facility is charged.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

28.	CONTINGENT CONSIDERATION

	CONSOLIDATED
	2012	2011
	$’000	$’000

Non-current liabilities
Contingent consideration for business acquisition	2,296	2,688

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specialising in the importation and wholesaling of LPG Fuel systems.

Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. The Put and Call options, exercisable after 30 months, are in nature a forward contract and therefore a present ownership interest is granted. The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call options (contingent consideration liability).

The underlying obligations under the Put and Call options that gives rise to the contingent consideration liability were initially recognised at fair value and subsequently are carried at fair value through the profit and loss.

A gain of $392,000 was recognised in the income statement during the current year due to a change in the fair value of the contingent consideration. The fair value of the contingent consideration payable was calculated with reference to the estimated future value of the Sprint Gas business, which is based on an estimated average EBITDA multiple. The undiscounted value is discounted at the present value using a market discount rate.

During the year management revisited the market discount rate from 9.8% to 7.8% and the estimated average EBITDA by reference to the actual results of the business since acquisition and the latest forecasts of future results for the business. This reduced the fair value of the contingent consideration and resulted in a fair value gain of $392,000, which has been reflected in the profit and loss account. If the business was to perform 20% better or 20% worse than forecast the estimated fair value of the contingent consideration would increase by $376,000/decrease by $376,000 respectively.

Movement in contingent consideration

At 1 July	2,688	—
Recognised during the year	—	2,688
Released to the income statement	(392)	—

At 30 June	2,296	2,688

A gain of $392,000 was recognised in the income statement during the current year due to a change in the fair value of the contingent consideration.

29.	SHARE CAPITAL

Ordinary shares	19,436	19,345

	Number	$’000
Movement in ordinary shares on issue
At 1 July 2010	48,197,394	19,261
Shares issued pursuant to Share Consolidation	1,494	—
Shares issued pursuant to employee share plans	283,670	84

At 30 June 2011	48,482,558	19,345
Shares issued pursuant to employee share plans	239,919	91

At 30 June 2012	48,722,477	19,436

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders’ meetings.

In the event of winding up of the Company, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

29.	SHARE CAPITAL (continued)

(a)	Capital management

When managing capital, management's objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management also aims to maintain a capital structure that ensures the lowest cost of capital, provides a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

Management defines capital as contributed shareholder equity and has no current plans to change the share capital.

(b)	Share Consolidation

On 28 October, 2010 the shareholders in Annual General Meeting approved the consolidation of ordinary shares on the basis that every ten ordinary shares be consolidated into one ordinary share, and where this consolidation results in a fraction of a share being held by a shareholder, the directors of the Company be authorised to round that fraction up to the nearest whole share. The share consolidation became effective on 28 October, 2010.

30.	RETAINED PROFITS AND RESERVES

(a)	Movements in retained earnings were as follows:

	CONSOLIDATED
	2012	2011
	$'000	$'000
Balance 1 July	3,055	1,292
Net profit/(loss)	(3,053)	1,763

Balance 30 June	2	3,055

(b)	Other reserves

	Employee Equity Benefits Reserve	Foreign Currency Translation Reserve	Total
Consolidated	$'000	$'000	$'000
Balance 1 July 2010	1,017	(770)	247
Equity-settled transaction-employee shares	250	—	250
Other comprehensive income	—	(3,415)	(3,415)

Balance at 30 June 2011	1,267	(4,185)	(2,918)

Balance 1 July 2011	1,267	(4,185)	(2,918)
Equity-settled transaction-employee shares	280	—	280
Other comprehensive income	—	631	631

Balance at 30 June 2012	1,547	(3,554)	(2,007)

(c)	Nature and purpose of reserves

Employee equity benefits reserve

The employee equity benefits reserve is used to record the value of share based payments provided to employees, including KMP’s, as part of their remuneration. Refer to note 36 for further details of these plans.

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

31.	CONSOLIDATED ENTITY

	Note	Class of Shares	Consolidated Entity Interest
			2012%	2011%
Ultimate Parent Entity
- Orbital Corporation Limited

Controlled Entities, incorporated and carrying on business in:

Australia
- Orbital Australia Pty Ltd		Ord	100	100
- Orbital Australia Manufacturing Pty Ltd		Ord	100	100
- OEC Pty Ltd	(a)	Ord	100	100
- S T Management Pty Ltd	(a)	Ord	100	100
- OFT Australia Pty Ltd	(a)	Ord	100	100
- Investment Development Funding Pty Ltd	(a)	Ord	100	100
- Power Investment Funding Pty Ltd	(a)	Ord	100	100
- Orbital Environmental Pty Ltd	(a)	Ord	100	100
- Orbital Share Plan Pty Ltd	(b)	Ord	100	100
- Orbital Autogas Systems Pty Ltd		Ord	100	100
- Sprint Gas (Aust) Pty Ltd	(c)	Ord	100	100

United States of America
- Orbital Holdings (USA) Inc.	(a)	Ord	100	100
- Orbital Fluid Technologies Inc.		Ord	100	100
- Orbital Engine Company (USA) Inc.	(a)	Ord	100	100

United Kingdom
- Orbital Engine Company (UK) Ltd	(a)	Ord	100	100

(a)	Dormant for the years ended 30 June 2012 and 30 June 2011.
(b)	Orbital Share Plan Pty Ltd was established on 22 September 2008 and acts as the trustee of the Orbital Executive Long Term Share Plans.
(c)	Refer to note 38 for further discussion.

32.	INFORMATION RELATING TO ORBITAL CORPORATION LIMITED

	2012	2011
	$'000	$'000
Current assets	3	4
Total assets	39,998	38,645

Current liabilities	—	—
Total liabilities	22,567	19,163

Issued capital	19,436	19,345
Accumulated losses	(3,552)	(1,130)
Employee equity benefits reserve	1,547	1,267

Total shareholders' equity	17,431	19,482

Loss of the parent entity	(2,422)	(1,652)
Total comprehensive loss of the parent entity	(2,422)	(1,652)

Guarantee

Orbital Corporation Limited has provided a guarantee to Westpac Banking Corporation for all liabilities and obligations of Orbital Australia Pty Ltd. See note 22 for details of Orbital Australia Pty Ltd's outstanding liabilities to Westpac Banking Corporation.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

33.	RELATED PARTY DISCLOSURES

(a)	Identity of related parties

The Group has a relationship with its subsidiaries (see note 31), with its investment accounted for using the equity method (see note 16), and with its key management personnel (refer to disclosures for key management personnel, see note 34).

(b)	Controlled Entities

Details of interest in controlled entities are set out in Note 31.

(c)	Other Related Parties

Details of dealings with other related parties, being joint venture entity Synerject LLC, are set out below:

(i)	Receivables and Payables

The aggregate amounts receivable from/payable to Synerject LLC by the Group at balance date are:

	CONSOLIDATED
	2012	2011
	$'000	$'000
Receivables
Current	—	—

Payables
Current	63	7

(ii)	Transactions

During the year the Group provided engineering services to Synerject LLC of $nil (2011: $nil) and purchased goods and services to the value of $178,000 (2011: $140,000) from Synerject LLC. All transactions are in the ordinary course of business and on normal commercial terms and conditions.

34	KEY MANAGEMENT PERSONNEL

The following were key management personnel of the Group at any time during the reporting period and unless otherwise indicated were key management personnel for the entire period:

Non-executive directors

Mr WP Day (Chairman)

Dr MT Jones

Dr V Braach-Maksvytis

Executive directors

Mr TD Stinson (Managing Director & Chief Executive Officer)

Executives

Mr KA Halliwell (Chief Financial Officer)

Dr GP Cathcart (Director of Engineering & Operations)

Key management personnel compensation

The key management personnel compensation included in ‘employee benefits expense’ (see note 9) are as follows:

	CONSOLIDATED
	2012	2011
	$	$
Short-term employee benefits	1,028,635	876,810
Post-employment benefits	114,847	131,555
Equity compensation benefits	251,062	223,405
Termination benefits	—	288,241

	1,394,544	1,520,011

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

34	KEY MANAGEMENT PERSONNEL (continued)

Individual directors and executives compensation disclosures

No director has entered into a material contract with the Group since the end of the previous financial year and there were no material contracts involving directors’ interests at year-end.

Loans to key management personnel and their related parties.

The Group has not made any loans to key management personnel or their related parties since the end of the previous financial year and there were no loans to any key management personnel or their related parties at year-end.

Movements in shares

The movement during the reporting period in the number of ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-11	Purchases	Granted as compensation		Sales	Other(a)	Held at 30-Jun-12
			ESP #1	ELTSP
Non-executive directors
Mr WP Day	10,000	—	—	—	—	—	10,000
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	18,000	—	—	—	—	—	18,000

Executive director
Mr TD Stinson (c)	375,690	17,000	—	—	—	—	392,690

Executives
Mr KA Halliwell	177,605	—	2,633	—	—	—	180,238
Dr GP Cathcart	51,462	—	2,633	—	—	—	54,095
Mr BA Fitzgerald	106,613	—	—	—	—	(106,613)	—

	Held at 1-Jul-10	Purchases	Granted as compensation		Sales	Other(a)(b)	Held at 30-Jun-11
			ESP #1	ELTSP
Non-executive directors
Mr WP Day	10,000	—	—	—	—	—	10,000
Mr JG Young	74,854	—	—	—	—	(74,854)	—
Dr V Braach-Maksvytis	—	—	—	—	—	—	—
Dr MT Jones	18,000	—	—	—	—	—	18,000

Executive director
Mr TD Stinson	230,088	145,602	—	—	—	—	375,690

Executives
Mr KA Halliwell	136,734	37,500	3,369	—	—	2	177,605
Dr GP Cathcart	48,091	—	3,369	—	—	2	51,462
Mr BA Fitzgerald	103,242	—	3,369	—	—	2	106,613

(a)	Represents shareholdings at the time that Mr J G Young ceased to be a Director and Mr Fitzgerald ceased to be a KMP.
(b)	Represents the rounding of shareholdings as a result of the share consolidation.
(c)	Mr Stinson’s shareholding of 392,690 is represented by 6,618 ADRs and 286,802 ordinary shares.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

34	KEY MANAGEMENT PERSONNEL (continued)

Movements in ELTSP rights

The movement during the reporting period in the number of ELTSP rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-11	Offered	Forfeited	Vested	Expired	Held at 30-Jun-12
Executive director
Mr TD Stinson	1,320,000	770,000	—	—	(130,000)	1,960,000

Executives
Mr KA Halliwell	674,067	410,000	—	—	(70,000)	1,014,067
Dr GP Cathcart	492,200	310,000	—	—	(40,000)	762,200

	Held at 1-Jul-10	Offered	Forfeited	Vested	Expired	Held at 30-Jun-11
Executive director
Mr TD Stinson	655,000	665,000	—	—	—	1,320,000

Executives
Mr KA Halliwell	363,500	337,567	—	—	(27,000)	674,067
Dr GP Cathcart	256,500	252,700	—	—	(17,000)	492,200
Mr BA Fitzgerald	333,000	311,600	(627,600)	—	(17,000)	—

Movements in performance rights

The movement during the reporting period in the number of performance rights to ordinary shares in Orbital Corporation Limited held, directly, indirectly or beneficially, by each key management person, including their related parties, is as follows:

	Held at 1-Jul-11	Offered	Forfeited	Vested	Expired	Held at 30-Jun-12
Executive director
Mr TD Stinson	1,150,000	—	—	—	—	1,150,000

	Held at 1-Jul-10	Offered	Forfeited	Vested	Expired	Held at 30-Jun-11
Executive director
Mr TD Stinson	1,150,000	—	—	—	—	1,150,000

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

35.	NOTES TO THE STATEMENT OF CASH FLOWS

Reconciliation of cash flows from operating activities

	NOTE	CONSOLIDATED
		2012	2011
		$'000	$'000
Profit/(loss) after income tax		(3,053)	1,763
Adjustments for:
Profit on sale of property, plant and equipment	8	(15)	(4,760)
Depreciation	18	846	930
Amortisation	19	145	253
Amortisation of deferred revenue and government grants		(225)	(225)
Impairment, write-off of trade receivables		429	38
Movement in fair value of financial liability		(392)	—
Impairment of capitalised development costs	19	—	1,065
Inventory write-down		—	942
Amortisation of non-interest bearing loans		507	613
Amounts set aside to warranty and other provisions		363	318
Share of net profit of equity accounted investment	16	(3,480)	(3,233)
Employee compensation expense	36(a)	371	334
Net foreign exchange gains		(120)	(79)

Net cash used in operating activities before changes in assets and liabilities		(4,624)	(2,041)

Changes in assets and liabilities during the year:
(Increase)/decrease in receivables		2,262	(621)
(Increase)/decrease in inventories		(1,137)	360
Increase in deferred tax assets		(456)	(532)
(Decrease)/increase in payables		(40)	1,629
Decrease in employee provisions		(250)	(587)

		379	249

Net cash used in operating activities		(4,245)	(1,792)

36.	SHARE BASED PAYMENT PLANS

(a)	Recognised share-based payment expenses

Expense arising from equity-settled share-based payment transactions	371	334

The share-based payment plans are described below. Entitlements to shares are based 50% of Total Shareholder Return and 50% on Earnings Per Share.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

36.	SHARE BASED PAYMENT PLANS (continued)

(b)	Employee share Plan No. 1

Under Employee Share Plan No. 1 each eligible employee is offered fully paid ordinary shares to the value of $1,000 per annum.

During the year there were 239,919 (2011: 283,670) shares issued under Plan No. 1 to eligible employees at a market value on the day of issue of $91,097 (2011: $84,193).

(c)	Executive Long Term Share Plan (“ELTSP”)

Executives may also be offered shares in the Company’s Executive Long Term Share Plan under which offered shares will be granted subject to the satisfaction of performance conditions over a 3 year period or subject to Board discretion for other qualifying reasons.

The number of shares that the executive actually receives depends on two performance hurdles, as set out below:

(a)	50% of the shares offered will vest depending on the performance of the Company relative to a group of selected peers (being the 50 smallest companies by market capitalisation (other than resource companies and property and investment trust companies) within the S&P / ASX 300 Index). The peer group is ranked in terms of Total Shareholder Return (“TSR”). TSR is the percentage increase in a company’s share price plus reinvested dividends over a three year period commencing on 1 September 2011 and ending on 31 August 2014 (“Performance Period”).

The following table sets out the relevant percentages of an executive’s Personal Allotment which will vest at the conclusion of the Performance Period based on the TSR ranking of the Company relative to the peer group:

Company Performance (TSR Ranking)	% of Personal Allotment issued to each executive
Up to the 50th percentile	0%
At or above the 50th percentile but below the 75th percentile	50% to 99% (on a straight-line basis).
At or above the 75th percentile but below the 90th percentile	100%
At or above the 90th percentile	125%

No shares will vest unless the Company’s TSR is at or above the 50th percentile. In 2012 nil (2011: nil) rights vested in accordance with the terms of the plan.

(b)	50% of the shares offered will vest if the Company achieves earnings in excess of 15 cents per share for the year ending 30 June 2014.

At the Company’s Annual General Meeting in October 2011, shareholders approved the above plan in relation to the ongoing remuneration of Executive Directors and senior executives.

During the year, a total of 1,687,500 rights under the plan were offered to 5 executives (2011: 1,730,900 rights offered to 6 executives).

Summary of rights granted under the ELTSP

	2012	2011
	No.	No.
Outstanding at the beginning of the year	2,849,800	1,855,000
Granted during the year	1,687,500	1,730,900
Forfeited during the year	—	(642,600)
Vested during the year and shares issued	—	—
Expired during the year	(310,000)	(93,500)

Outstanding at the end of the year	4,227,300	2,849,800

The outstanding balance as at 30 June 2012 is represented by:

•	1,120,500 rights with an average fair value at grant date of $0.465 that will potentially vest in August 2012;

•	1,419,300 rights with an average fair value at grant date of $0.335 that will potentially vest in August 2013;

•	1,687,500 rights with an average fair value at grant date of $0.300 that will potentially vest in August 2014.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

36.	SHARE BASED PAYMENT PLANS (continued)

Fair value of rights on grant date

The following factors and assumptions were used in determining the fair value of TSR related rights offered under the ELTSP on grant date:

TSR related rights

Grant Date*	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date	Expected volatility	Risk free interest rate
31-Aug-09	3 years	31-Aug-12	38 cents	nil	55 cents	65.00%	5.03%
31-Aug-10	3 years	31-Aug-13	33 cents	nil	34 cents	60.00%	4.27%
31-Aug-11	3 years	31-Aug-14	25 cents	nil	35 cents	110.00%	3.79%

*	The grant date of the TSR related rights for the Managing Director was 26 October 2011.

The following factors and assumptions were used in determining the fair value of EPS related rights offered under the ELTSP on grant date:

EPS related rights

Grant Date	Life	Expiry Date	Fair Value per right	Exercise Price	Market price of shares on grant date
31-Aug-09	3 years	31-Aug-12	55 cents	nil	55 cents
31-Aug-10	3 years	31-Aug-13	34 cents	nil	34 cents
31-Aug-11	3 years	31-Aug-14	35 cents	nil	35 cents

*	The grant date of the EPS related rights for the Managing Director was 26 October 2011.

The fair value of the EPS related rights is equal to the market price of shares on the grant date.

(d)	Performance Rights Plan

The Company also introduced a Performance Rights Plan as part of its long-term incentive arrangements for senior executives, which was approved by shareholders in October 2009.

Under the Performance Rights Plan, performance rights will only be issued if the terms and conditions detailed below are satisfied.

A performance right is a right to acquire one fully paid ordinary share in the Company. Until they are exercised, performance rights:

(a)	do not give the holder a legal or beneficial interest in shares of the Company; and

(b)	do not enable participating executives to receive dividends, rights on winding up, voting rights or other shareholder benefits.

Performance rights issued under the Performance Rights Plan will be exercisable if:

(a)	a performance hurdle is met over the periods specified by the Board; or

(b)	the Board allows early exercise on cessation of employment (see “Cessation of employment” below); or

(c)	it is determined by the Board in light of specific circumstances.

The terms and conditions of the offer of Performance Rights made during the year ended 30 June 2009 are as follows:

(a)	Mr T D Stinson will be awarded 1,150,000 performance rights;

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

36.	SHARE BASED PAYMENT PLANS (continued)

(d)	Performance Rights Plan (continued)

(b)	the grant of performance rights will be in seven tranches, each tranche with a different specified share price target as set out below:

Tranche	Number of performance rights	Share price target $	Fair Value at grant date $
1	200,000	$2.50	94,000
2	200,000	$5.00	70,000
3	200,000	$7.50	56,000
4	200,000	$10.00	46,000
5	125,000	$20.00	16,250
6	125,000	$30.00	11,250
7	100,000	$50.00	5,000

(c)	the acquisition price and exercise price of the performance rights will be nil.

(d)	Mr T D Stinson will only be permitted to exercise a performance right if:

•	the Company attains the specified share price target (see table above) within eight years from the date of grant of the performance right; and

•

the specified share price target is also achieved at the end of two years from the date the target is first achieved (“Vesting Date”) based on the Company’s average closing share price over a 90 day period up to and including the Vesting Date;

(e)	If the specified share price target is either not achieved within eight years from the date of grant, or if so achieved, not also achieved at the end of the Vesting Date, the performance right will lapse.

No performance rights were granted during the years ended 30 June 2012 or 30 June 2011.

37.	DEFINED CONTRIBUTION SUPERANNUATION FUND

The Group contributes to a defined contribution plan for the provision of benefits to Australian employees on retirement, death or disability. Employee and employer contributions are based on various percentages of gross salaries and wages. Apart from the contributions required under superannuation legislation, there is no legally enforceable obligation on the Company or its controlled entities to contribute to the superannuation plan.

38.	BUSINESS COMBINATION

Acquisition of Sprint Gas Business

On 27 May 2011, Orbital Autogas Systems Pty Ltd acquired 55% of the voting shares of Sprint Gas (Aust) Pty Ltd, a new company incorporated to acquire the operating business of Sprint Gas, an Australian business specialising in the importation and wholesaling of LPG Fuel systems. The consideration transferred was $2,000,000 cash as payment in full for 2,200,000 ordinary shares in the new company, Sprint Gas (Aust) Pty Ltd.

Concurrently with the entering into of the Business Acquisition Agreement, the Group entered into a Subscription and Shareholders Agreement with the owners of the 45% non-controlling interest in Sprint Gas (Aust) Pty Ltd. As part of the Subscription and Shareholders Agreement Put and Call options were issued over the remaining 45% non-controlling interest. The Put and Call options, exercisable after 30 months, are in nature a forward contract and in substance represent contingent consideration. The Group has accounted for the business combination as though it acquired a 100% interest and has recognised a financial liability to the non-controlling shareholders equal to the fair value of the underlying obligations under the Put and Call options (Contingent consideration liability).

The option that gives rise to the contingent consideration liability is classified as a financial liability at fair value through profit and loss.

The acquisition of Sprint Gas significantly broadens the Group’s wholesaling and distribution activities in the area of alternative fuels and positions the Group as a leader in the Australian LPG market.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

38.	BUSINESS COMBINATION (continued)

Acquisition of Sprint Gas Business (continued)

The fair values of the identifiable assets and liabilities of Sprint Gas (Aust) Pty Ltd as of the date of acquisition were as follows:

	Provisional fair value at acquisition date as reported in 30 June 2011 financial statements	Final fair value at acquisition date as reported in 30 June 2012 financial statements
	$’000	$’000
Cash and cash equivalents	420	420
Trade and other receivables	1,319	1,319
Inventories	1,968	1,640
Plant and equipment	468	468
Deferred tax asset	242	341

	4,417	4,188

Trade and other payables	(835)	(835)
Employee benefits	(197)	(197)
Relocation provision	(70)	(70)

	(1,102)	(1,102)

Provisional fair value of identifiable net assets	3,315	3,086
Goodwill arising on acquisition	1,373	1,602

Acquisition date fair value consideration transferred	4,688	4,688

The increase of $229,000 to the provisional goodwill figure reported in the 30 June 2011 financial statements was due to the re-measurement of the fair value of inventory acquired. During the 12-month period post acquisition, the Group revisited the assumptions used to determine the fair value of inventory and reduced the balance by $328,000, to more accurately reflect the value of inventory at the date of acquisition. As a result of the adjustment the Group recognised a corresponding deferred tax asset of $99,000. These changes were retrospectively applied to the 30 June 2011 comparative balances.

For details of the movement in the contingent consideration liability refer to note 28.

39.	COMMITMENTS

(a)	Operating leases

	CONSOLIDATED
	2012	2011
	$'000	$'000
Non-cancellable future operating lease rentals not provided for in the financial statements and payable:
- Not later than one year	1,191	1,022
- Later than one year but not later than five years	3,983	3,536
- later than five years	3,399	4,273

	8,573	8,831

The Group leases premises and plant & equipment under operating leases. The lease for the engineering premises is for a period of 10 years with options to extend for two further periods of five years each. Leases for warehousing premises typically run for a period of 5 years. The plant & equipment leases typically run for a period of 5 years and the lease payments are fixed. None of the leases include contingent rentals.

During the financial year ended 30 June 2012, $1,004,000 was recognised as an expense in the income statement in respect of operating leases (2011:$490,000).

(b)	Finance leases and hire purchase commitments

Future minimum lease payments under finance leases and hire purchase contracts are as follows:
- Not later than one year	23	—
- Later than one year but not later than five years	63	—

	86	—

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 30 JUNE 2012

39.	COMMITMENTS (continued)

(c)	Other

In June 2008 the Group received funding of $2,760,000 from the Commonwealth of Australia through the Alternative Fuels Conversion Program administered by the Department of the Environment, Water, Heritage and the Arts towards the construction of a heavy duty engine test facility.

The Group will fund the maintenance and operation of the facility until at least financial year 2014/2015 and provide the Commonwealth with preferential access to the facility, as follows:

	CONSOLIDATED
	2012	2011
	$’000	$’000
Operational commitment to the running of the heavy duty engine testing facility not provided for in the financial statements and payable:
- Not later than one year	391	391
- Later than one year but not later than five years	291	682

	682	1,073

40.	CONTINGENCIES

The details and estimated maximum amounts of contingent liabilities that may become payable are set out below. The directors are not aware of any circumstance or information that would lead them to believe that these liabilities will crystallise.

In the event of the Company terminating the employment of the Chief Executive Officer (other than by reason of serious misconduct or material breach of his service agreement), an equivalent of 12 months remuneration is payable to the CEO. In the event of the Company terminating the employment of a KMP (other than by reason of serious misconduct or material breach of their service agreement), an equivalent of 4 weeks pay, plus 2 weeks pay for each completed year of service, plus for each completed year of service beyond 10, an additional 1/2 weeks pay, plus a pro-rata payment for each completed month of service in the final year is payable to the KMP. The maximum entitlement to termination pay is limited to 65 weeks pay. There are no other contingent liabilities for termination benefits under the service agreements with Directors or other persons who take part in the management of any entity within the Group.

41.	EVENTS AFTER THE BALANCE SHEET DATE

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature that is likely, in the opinion of the Directors of the Company, to significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in subsequent financial years.

42.	REMUNERATION OF AUDITORS

	CONSOLIDATED
	2012	2011
	$	$
Amounts received or due and receivable for audit services by:
Auditors of the Company
- Audit and review of financial reports - Australian Reporting	223,780	235,900
- Audit and review of financial reports - USA Reporting	112,000	112,000
Amounts received or due and receivable for taxation services by:
Auditors of the Company	—	10,000
Amounts received or due and receivable for other services by:
Auditors of the Company	16,910	5,150

Total auditors' remuneration	352,690	363,050

The Auditors of the Group in 2012 and 2011 were Ernst & Young.

DIRECTORS’ DECLARATION FOR THE YEAR ENDED 30 JUNE 2012

In accordance with a resolution of the directors of Orbital Corporation Limited, we state that:

1.	In the opinion of the Directors:

(a)	the financial statements and notes and the additional disclosures included in the Directors’ Report designated as audited, of the Group are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the financial position of the Group as at 30 June 2012 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii)	complying with Accounting Standards in Australia and the Corporations Regulations 2001.

(b)	the financial statements and notes also comply with International Financial Reporting Standards as disclosed in note 2(a).

(c)	subject to the achievement of the matters disclosed in note 2(b), there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.	This declaration has been made after receiving the declarations required to be made to the Directors in accordance with Section 295A of the Corporations Act 2001, from the chief executive officer and chief financial officer for the financial year 30 June 2012.

On behalf of the Board:

W P DAY	T D STINSON
Chairman	Managing Director

Dated at Perth, Western Australia this 21st day of September 2012

Independent auditor’s report to the members of Orbital Corporation Limited

Report on the financial report

We have audited the accompanying financial report of Orbital Corporation Limited, which comprises the consolidated statement of financial position as at 30 June 2012, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors' declaration of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal controls as the directors determine are necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 2(a), the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor's responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the directors’ report.

Opinion

In our opinion:

a.	the financial report of Orbital Corporation Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the consolidated entity's financial position as at 30 June 2012 and of its performance for the year ended on that date; and

ii	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b.	the financial report also complies with International Financial Reporting Standards as disclosed in Note 2(a).

Report on the remuneration report

We have audited the Remuneration Report included in pages 11 to 20 of the directors' report for the year ended 30 June 2012. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Orbital Corporation Limited for the year ended 30 June 2012, complies with section 300A of the Corporations Act 2001.

Material Uncertainty Regarding Continuation as a Going Concern

Without qualifying our opinion, we draw attention to Note 2(b). As a result of the matters discussed, there is material uncertainty whether the consolidated entity will continue as a going concern, and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report. The financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or to the amounts and classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Ernst & Young

G Lotter

Partner

Perth

21 September 2012

Shareholding Details

Class of Shares and Voting Rights

As at 31 August 2012 there were 4,917 shareholders of the ordinary shares of the Company. The voting rights attaching to the ordinary shares, set out in Article 8 of the Company’s Constitution, subject to any rights or restrictions for the time being attached to any class or classes of shares, are:-

a)	at meetings of members or class of members, each member entitled to vote may vote in person or by proxy or representative; and

b)	on a show of hands every person present who is a member has one vote, and on a poll every person present in person or by proxy or representative has one vote for each ordinary share held.

Substantial Shareholders and Holdings as at 31 August 2012

SG Hiscock & Company Ltd (as notified on 13 July 2011)	4,755,400	9.80%

Distribution of Shareholdings as at 31 August 2012

1-1,000	2,992
1,001-5,000	1,161
5,001-10,000	353
10,001-100,000	360
100,001 and over	51

4,917

Total Shares on Issue	48,722,477

Number of shareholders holding less than a marketable parcel	3,611

Top 20 Shareholders as at 31 August 2012

NAME	NUMBER OF SHARES HELD	% OF SHARES
1 National Nominees Limited*	14,008,378	28.75%
2 Verido Holdings Pty Ltd	1,566,500	3.22%
3 Mr RN Sweetman & Mrs BA Sweetman	1,165,497	2.39%
4 Bond Street Custodians Limited	1,044,350	2.14%
5 Annapurna Pty Limited	1,000,000	2.05%
6 Equity Trustees Limited SGH Tiger A/C	792,901	1.63%
7 Mr CI Wallin & Ms FK Wallin	689,200	1.41%
8 Morgan Stanley Australia Securities (Nominee) Pty Ltd	661,860	1.36%
9 ABN Amro Clearing Sydney Nominees Pty Ltd	654,832	1.34%
10 Interstate Investments Pty Ltd	625,356	1.28%
11 Twokind Pty Ltd	575,000	1.18%
12 Mr S Cornelius	553,000	1.13%
13 Papl Ebsco Pty Ltd	487,747	1.00%
14 Ms BL Gallisath	441,930	0.91%
15 Mr MW Ford & Mrs NB Ford	427,122	0.88%
16 Equity Trustees Limited SGH PI Smaller Co's Fund	417,145	0.86%
17 Mr TD Stinson	392,690	0.81%
18 Citicorp Nominees Pty Ltd	380,214	0.78%
19 Pra Trading Pty Ltd	360,000	0.74%
20 Mr J Ayres	356,667	0.73%

	26,600,389	54.59%

The twenty largest shareholders hold 54.59% of the ordinary shares of the Company.

*	Denotes The Bank of New York Mellon nominee company for United States American Depository Receipts. This nominee company is the main representative body for Orbital's US shareholders.

On-market buy-back

There is no current on-market buy-back.

OFFICES AND OFFICERS

REGISTERED AND PRINCIPAL OFFICE

4 Whipple Street

Balcatta, Western Australia 6021

CONTACT DETAILS

Australia: -

Telephone: 61 (08) 9441 2311

Facsimile: 61 (08) 9441 2111

INTERNET ADDRESS

http://www.orbitalcorp.com.au

Email: info@orbitalcorp.com.au

DIRECTORS

Peter Day - Chairman

Terry Stinson - Chief Executive Officer

Mervyn Jones

Vijoleta Braach-Maksvytis

COMPANY SECRETARY

Ian Veitch

SHARE REGISTRY

Computershare Investor Services Pty Ltd

Level 2, 45 St Georges Terrace

Perth, Western Australia, 6000

Telephone: 61 (08) 9323 2000

Facsimile: 61 (08) 9323 2033

ADR FACILITY

The Bank of New York Mellon

101 Barclay Street

New York, NY, 10286

United States of America

Telephone: 1 (212) 815 2218

Facsimile: 1 (212) 571 3050

SHARE TRADING FACILITIES

Australian Stock Exchange Limited (Code “OEC”)

NYSE Amex (Code: “OBT”)

AUDITORS

Ernst & Young

The Ernst & Young Building

11 Mounts Bay Road

Perth, Western Australia, 6000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBITAL CORPORATION LIMITED
(Registrant)

Date: 24 September 2012	By	/S/ IAN VEITCH
(Signature)*
Ian Veitch Company Secretary